   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER   , 1996

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               ATL PRODUCTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              3572                             95-3824281
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                            ------------------------

                          1515 SOUTH MANCHESTER AVENUE
                         ANAHEIM, CALIFORNIA 92802-2907
                                 (714) 780-7200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              KEVIN C. DALY, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATL PRODUCTS, INC.
                          1515 SOUTH MANCHESTER AVENUE
                         ANAHEIM, CALIFORNIA 92802-2907
                                 (714) 780-7200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              PATRICK ARRINGTON, ESQ.                                JEFFREY D. SAPER, ESQ.
              ELLEN S. BANCROFT, ESQ.                                HOWARD S. ZEPRUN, ESQ.
               SUSAN N. CAYLEY, ESQ.                                 KAIVAN M. SHAKIB, ESQ.
                 NEEL GROVER, ESQ.                                  MATTHEW MACKENZIE, ESQ.
          BROBECK, PHLEGER & HARRISON LLP                       WILSON SONSINI GOODRICH & ROSATI
          4675 MACARTHUR COURT, SUITE 1000                          PROFESSIONAL CORPORATION
          NEWPORT BEACH, CALIFORNIA 92660                              650 PAGE MILL ROAD
                   (714) 752-7535                               PALO ALTO, CALIFORNIA 94304-1050
                                                                         (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                                                    AMOUNT
                     TITLE OF EACH CLASS       AMOUNT      PROPOSED MAXIMUM    PROPOSED MAXIMUM       OF
                        OF SECURITIES          TO BE          OFFERING           AGGREGATE      REGISTRATION
                      TO BE REGISTERED      REGISTERED(1) PRICE PER SHARE(2)  OFFERING PRICE(2)     FEE(2)
--------------------------------------------------------------------------------------------------------------
Common Stock...............................   1,895,000           $12            $22,740,000        $6,891
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Includes up to 245,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the registration fee.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 1996

                                1,650,000 SHARES

                                      LOGO

                                  COMMON STOCK
     All of the shares of Class A Common Stock, $.0001 par value, (the "Common Stock") offered hereby are being sold by ATL Products, Inc. (the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10 and $12 per share. See "Underwriting" for factors to be considered in determining the initial public offering price. The Company will apply to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ATLPA."

     The Company has two classes of common stock outstanding, the Class A Common Stock and the Class B Common Stock. The rights, preferences and privileges of each class of common stock are identical in all respects except for voting rights. Each share of Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to .05 votes. The Class B Common Stock is not convertible into the Common Stock. As of the date of this Prospectus, no shares of Class B Common Stock were outstanding. Unless otherwise indicated, all references to "Common Stock" shall refer to the Company's Class A Common Stock. See "Description of Securities."

     Prior to this Offering, Odetics, Inc., a Delaware corporation ("Odetics"), owns 100% of the outstanding shares of the Company's Common Stock, and upon completion of this Offering Odetics will own 82.9% of the Company's Common Stock (or 80.9% if the Underwriters' overallotment option is exercised in full) and will continue to control the Company. Odetics has announced its intention, subject to satisfaction of certain conditions, to divest its ownership interest in the Company by December 31, 1997 by means of a tax-free distribution to its stockholders. See "Principal Stockholder" and "Relationship Between the Company and Odetics."

      THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                             Price to      Underwriting     Proceeds to
                                              Public        Discount(1)     Company(2)
-----------------------------------------------------------------------------------------
Per Share................................ $               $               $
Total(3)................................. $               $               $
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $575,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 245,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $          , the Underwriting Discount will
    total $          and the Proceeds to Company will total $          . See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about              , 1997.

                            ------------------------

MONTGOMERY SECURITIES  CRUTTENDEN ROTH
                                                        INCORPORATED

                                           , 1997

                          [COLOR PHOTOS AND ART WORK]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information including "Risk Factors" and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. The shares of Common Stock offered hereby involve a high degree of risk. This Prospectus contains, in addition to historical information, forward-looking statements that involve certain risks and uncertainties. The Company's actual results may differ substantially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

     ATL Products, Inc. (the "Company") designs, manufactures, markets and services automated magnetic tape libraries used to manage, store, and transfer data in networked computing environments. The Company is a leading provider of Digital Linear Tape ("DLT") automated tape libraries for the high end of the networked computing market (one terabyte capacity and above), shipping over 2,000 systems during the past three years. The Company's products provide a high performance, reliable, cost effective and scaleable storage solution for organizations requiring the backup, archival and recovery of critical computer data.

     The Company's products incorporate DLT(TM) tape drives as well as the Company's proprietary IntelliGrip(TM) cartridge handling system, providing end users with rapid and reliable access to computer data across a wide variety of networks. The Company believes that the growing market acceptance of DLT technology has been driven by a number of factors, including performance, cost, reliability and durability advantages over competing storage technologies. The Company's proprietary robotics system within each automated tape library provides additional speed and reliability due to the accurate and timely manner in which tape cartridges are loaded to and unloaded from the DLT drives. The Company's products are compatible with commonly used network operating systems, protocols and topologies as well as with a broad range of storage management software. In addition, these products are highly scaleable and permit maximum flexibility of configuration. For example, the Company's 2640 Series is capable of storing 9.2 terabytes of data as a standalone unit or up to 46 terabytes of data with the SystemLink Option, which links up to five 2640 units together for larger storage requirements.

     The Company's objective is to be the leading provider of automation solutions for the management and protection of data storage in distributed computing environments. The key elements of the Company's strategy to achieve this objective are (i) to develop new products incorporating improved robotics, advanced network connectivity and evolving storage technologies, (ii) to develop additional proprietary software to enhance performance in the areas of system monitoring and volume management, (iii) to broaden the range of product offerings to address both the rapidly growing Windows NT market as well as the high performance data warehousing market, (iv) to continue to strengthen and enhance relationships with both original equipment manufacturers ("OEMs") and value added resellers ("VARs"), and (v) to provide extensive customer support to end users. In early 1997, the Company plans to introduce its Prism product line, providing broader market coverage, additional software functionality and a rack mounted design for easy integration into existing storage systems.

     The Company sells its products through indirect distribution channels, including OEMs such as Auspex, EMC, Hewlett-Packard and Sun Microsystems, as well as a network of VARs who specialize in storage solutions. In addition, the Company maintains cooperative marketing relationships with a number of independent software developers whose product offerings are complementary to those of the Company. Selected end users of the Company's automated tape libraries include Intel, AT&T, Hewlett-Packard, IBM, Chevron, Bank of Boston, Warner Bros., British Airways and Swiss Bank Corporation.

     The Company was incorporated in California in February 1993 as a wholly owned subsidiary of Odetics and was reincorporated in Delaware in December 1996. The Company's executive offices are located at 1515 South Manchester Avenue, Anaheim, California 92802-2907, and its telephone number at that location is
(714) 780-7200.

                        RELATIONSHIP WITH ODETICS, INC.

     Odetics currently owns 100% of the Company's outstanding Common Stock. Upon consummation of this Offering, Odetics will own 82.9% of the total voting power of the outstanding Common Stock (or 80.9% if the Underwriters' over-allotment option is exercised in full). See "Principal Stockholder." As a result of its ownership interest, Odetics will be able to control the vote on most matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions. The Company and Odetics have entered into a number of agreements for the purpose of defining their ongoing relationship. While these agreements will continue to provide the Company with certain services, the Company is entitled to the ongoing assistance of Odetics only for a limited time and it may not receive such services beyond the terms of the agreements. Odetics has announced that, subject to certain conditions (including the receipt of a favorable private letter ruling from the Internal Revenue Service concerning the tax free nature of the Distribution, for which Odetics has applied), Odetics intends to distribute (the "Distribution") to its stockholders prior to December 31, 1997, all of the Common Stock of the Company owned by Odetics following the Offering. The Company will pay to Odetics the lesser of 40% of the net proceeds of this Offering before deducting estimated offering expenses or $10 million to reduce the Company's obligations to Odetics, and will enter into a Promissory Note payable to Odetics representing the balance of its obligations to Odetics. Such Note will accrue interest at the rate charged to Odetics from time to time by its principal lender and is payable in sixteen equal quarterly installments of principal plus accrued interest. See "Risk Factors -- Control by Odetics Pending the Distribution," "-- Absence of History as an Independent Entity; Limited Relevance of Historical Financial Information," "Relationship between the Company and Odetics" and "Principal Stockholder."

---------------

     Except as otherwise indicated, all information contained in this Prospectus
(i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes no exercise of options to purchase 879,000 shares of Class B Common Stock granted under the 1996 Stock Incentive Plan in December 1996, and (iii) gives effect to the reincorporation of the Company as a Delaware corporation and the recapitalization effected in connection therewith, including the authorization of two classes of common stock, the Common Stock and the Class B Common Stock, the exchange of each share of the Company's previously issued common stock for 8,005 shares of Common Stock. See "Underwriting" and "1996 Stock Incentive Plan."

     StorLink, IntelliGrip, Data Storm, Prism, ATL 7100, ATL 520, ATL 2640, ATL 6/176, ATL 9/88, ATL 4/52 and ATL 2/28 are trademarks of the Company. This Prospectus also includes trade names and trademarks of companies other than the Company.

                                  THE OFFERING

Common Stock offered by the Company................  1,650,000 shares
Common Stock to be outstanding after the
  Offering.........................................  9,655,000 shares(1)
Use of proceeds....................................  For the repayment of certain indebtedness to
                                                     Odetics in an amount equal to the lesser of 40%
                                                     of the net proceeds of this Offering before
                                                     deducting estimated offering expenses or $10
                                                     million and for general corporate purposes,
                                                     including working capital. See "Use of
                                                     Proceeds."
Proposed Nasdaq National Market Symbol.............  ATLPA

---------------
(1) Excludes 879,000 shares of Class B Common Stock issuable upon the exercise of stock options granted on December 19, 1996 under the 1996 Stock Incentive Plan at an exercise price of $5.00 per share. An additional 1,121,000 shares of Common Stock have been reserved for issuance under this plan. The Class B Common Stock is substantially identical to the Common Stock except that each share of Class B Common Stock is entitled to .05 of one vote. See "Management -- 1996 Stock Incentive Plan," "Description of Securities" and "Note 10 of Notes to Consolidated Financial Statements."

                         SUMMARY FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                          SIX MONTHS ENDED
                                                         YEAR ENDED MARCH 31,               SEPTEMBER 30,
                                                    -------------------------------      -------------------
                                                     1994        1995        1996         1995        1996
                                                    -------     -------     -------      -------     -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
PRO FORMA(1):
  Net sales.......................................  $20,506     $22,992     $29,410      $ 9,013     $27,040
  Gross profit....................................    4,789       6,297      10,549        2,747      10,900
  Income (loss) from operations...................   (1,353)     (6,219)        759       (1,262)      4,777
  Net income (loss)...............................   (1,895)     (7,462)     (1,240)      (2,157)      2,309
                                                    =======     =======     =======      =======     =======
  Net income (loss) per share.....................                             (.15)                     .27
                                                                            =======                  =======
  Shares used in computation of net income (loss)
    per share.....................................                            8,484                    8,484
                                                                            =======                  =======
HISTORICAL:
  Net sales.......................................  $16,189     $18,519     $23,936      $ 6,908     $23,649
  Gross profit....................................    3,385       4,096       7,735        1,931       8,681
  Income (loss) from operations...................   (1,820)     (6,265)        354         (982)      3,374
  Net income (loss)...............................   (2,211)     (7,290)     (1,275)      (1,762)      1,534
                                                    =======     =======     =======      =======     =======
  Net income (loss) per share.....................     (.26)       (.86)       (.15)        (.21)        .18
                                                    =======     =======     =======      =======     =======
  Shares used in computation of net income (loss)
    per share(2)..................................    8,484       8,484       8,484        8,484       8,484
                                                    =======     =======     =======      =======     =======

                                                                                  SEPTEMBER 30, 1996
                                                                              ---------------------------
                                                                               ACTUAL      AS ADJUSTED(3)
                                                                              --------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit).................................................  $(10,263)       $ 19,876
  Total assets..............................................................    15,945          25,498
  Total liabilities.........................................................    24,524          17,772
  Total stockholders' equity (deficit)......................................    (8,579)          7,726

---------------
(1) The pro forma presentation reflects (i) net sales of the Company's products recorded by Odetics on sales of the Company's products net of the elimination of intercompany sales and (ii) the purchase by the Company in December 1996 of the net assets (at their historical book value) of the business of Odetics which provides service for the Company's products. No shares of the Company's Class B Common Stock are outstanding as of the date of this Prospectus.

(2) See Note 1 of Notes to Consolidated Financial Statements.

(3) Adjusted to reflect the sale of 1,650,000 shares of Common Stock by the Company at an assumed public offering price of $11 per share and the application of the estimated net proceeds therefrom including the payment of $6.8 million to Odetics which represents 40% of the net proceeds of this Offering before deducting offering expenses. See "Use of Proceeds."

                                  RISK FACTORS

     This Prospectus contains forward looking statements which involve a number of risks and uncertainties. Actual results could differ materially from those discussed in the forward looking statements. Factors that could cause actual results to differ materially include, without limitation, the risk factors discussed below as well as the risks discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following Risk Factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; HISTORY OF OPERATING LOSSES

     The Company's quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in the Company's control. These factors include, without limitation, the size and timing of significant customer orders; the introduction of new products by competitors; the availability of components used in the manufacture of the Company's products; changes in pricing policies by the Company, its suppliers or its competitors; the ability of the Company to develop, introduce, market and gain market acceptance of new products, applications and product enhancements in a timely manner and to control costs; the Company's success in expanding and implementing its sales and marketing programs; technological changes in the distributed computing markets; the mix of sales among the Company's channels; deferrals of customer orders in anticipation of new products, applications or product enhancements; currency fluctuations; and general economic and market conditions. Moreover, the Company's sales in any quarter typically consist of a relatively small number of large OEM and VAR customer orders, and the timing of a small number of orders can impact quarter to quarter results. The loss of or a substantial reduction in orders from any significant customer, such as the cancellation by E-Systems in 1994 of purchase orders in the amount of $2.0 million for the Company's products, could have a material adverse effect on the Company's business, financial condition and results of operations. Since the Company's sales are primarily made through OEMs and VARs who typically provide the Company with relatively short lead times, it is often difficult for the Company to forecast the timing and quantity of orders accurately. The Company's expense levels and its purchases of parts, components and subassemblies are based in part upon its expectations concerning future revenues. Accordingly, if revenue levels are below expectations, whether as a result of product transition or otherwise, operating results are likely to be adversely affected.

     While the Company has generated net income in its last three fiscal quarters, it incurred significant losses in all prior fiscal periods since its formation. Although the Company has experienced significant growth in revenues in recent periods, such growth may not be sustainable and may not be indicative of future operating results. There can be no assurance that the Company will achieve profitability on a quarterly or annual basis in the future. During the first calendar quarter of 1997, the Company plans to relocate its corporate headquarters and manufacturing facilities to a new plant in Irvine, California. This relocation could have a disruptive effect upon the Company's manufacturing operations, and the Company's inability to manage the relocation effectively and efficiently would have a material adverse affect on the Company's results of operations for that period. Due to all of the foregoing factors and other risks discussed below, it is possible that in some future period the Company's operating results may be below the expectations of analysts and investors. In such event, the price of the Company's Common Stock would probably be materially and adversely affected. See "-- Reliance on OEMs and VARs," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Manufacturing" and "-- Facilities."

DEPENDENCE ON QUANTUM

     The Company's success depends in large part upon its relationship with Quantum Corporation ("Quantum"), which has the exclusive worldwide manufacturing rights for the DLT technology and is the Company's sole supplier of DLT tape drives. The Company currently derives substantially all of its revenues from the sale of its DLT based products and related services, and the Company expects that revenues from its DLT based products will continue to account for substantially all of the Company's revenues for the foreseeable future. The Company's future operating results will depend substantially on the Company's relationship with Quantum and the Company's ability to continue to obtain adequate supplies of DLT drives from Quantum. While the Company has not experienced allocation shortages to date, Quantum has in the past been unable to supply certain of its customers with their full allocation of drives. In this regard, the Company's contractual agreement with Quantum permits Quantum to terminate its arrangement with the Company for any reason upon providing 90 days written notice to the Company. The disruption or termination of the Company's supply of DLT drives from Quantum would have a material adverse effect on the Company's business, financial condition and results of operations. Quantum has also historically sold DLTStore(TM), a competing tape library addressing the lower end of the distributed computing market and may introduce other storage libraries in the future. To the extent such products marketed by Quantum compete directly with the Company's products, the existence of such products could disrupt the Company's relationship with Quantum, particularly if Quantum chooses to satisfy its own demand first. In addition, Quantum currently supplies drives to all of the Company's competitors, and there can be no assurance that the Company's competitors will not establish relationships with Quantum in which the competitors could achieve higher priority in the supply of DLT drives. Moreover, since Quantum has only one manufacturing facility for DLT drives located in Colorado Springs, Colorado, any disruption in Quantum's ability to continue to manufacture and supply the Company with DLT tape drives, whether as a result of a natural disaster or otherwise, would have a material adverse affect on the Company's business, financial condition and results of operations. See
"-- Single Product Line; Dependence on DLT."

SINGLE PRODUCT LINE; DEPENDENCE ON DLT

     The Company's current product families are all based on DLT technology, and the Company expects that revenues from DLT products will continue to account for substantially all of the Company's revenues for the foreseeable future. Accordingly, the Company's operating results for the foreseeable future will be substantially dependent on the continued market acceptance of DLT technology and growth of the DLT library market. The DLT market is relatively new, and there can be no assurance that another technology will not replace or adversely affect DLT technology as a widely accepted data storage medium. In addition, due to the relatively recent emergence of the DLT market, the Company expects that additional companies may introduce products incorporating DLT technology competing directly with the Company. Any decline in the rate of growth of the DLT market or failure of the market to sustain acceptance of DLT technology, or any decline in unit prices of the Company's products as a result of increased competition, technological change or otherwise, would have a material adverse effect on the business, operating results and financial condition of the Company. The life cycle of the Company's current products is difficult to estimate due to the recent emergence of the DLT market and uncertainties associated with potential introductions of new products and technologies by competitors, as well as potential technological changes in the secondary storage industry in which DLT operates. The Company's future financial performance will depend upon the continued market success of DLT technology, as well as the Company's ability to successfully develop, introduce and achieve market acceptance of new products, applications and product enhancements as the data storage market evolves. There can be no assurance that the Company will continue to be successful in marketing its DLT products or in developing and marketing any new products, applications or product enhancements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products," "-- Research and Development" and "-- Competition."

EFFECT OF NEW PRODUCT INTRODUCTIONS

     The Company's future operating results will depend significantly on the degree and timing of market acceptance of the Company's 7100 Series (which was introduced in November 1996), the new Prism product family (which the Company plans to introduce in calendar 1997) and other new products. It is difficult to predict the effect that the announcement of these or other new products (or enhancements to existing products) will have on sales of current products pending the full availability of the new products, or the rate at which such products will be accepted by the market, if at all. For example, the DLT 7100 and the Prism products could result in a reduction in the sales of the Company's 520 Series products in anticipation of the new libraries by the Company's customers. In addition, manufacturing defects or other operational problems commonly associated with new product introductions could adversely affect the successful introduction of such new products. There can be no assurance that the Company will be able to introduce new products or enhancements to existing products on a timely basis, if at all, or the effect to which such introductions will have on sales of existing products. See "Business -- Products Under Development" and
"-- Competition."

COMPETITION

     The data storage market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in the number, scope and breadth of the products and services offered. The Company's principal competitors in the DLT segment of the market include Advanced Digital Information Corporation ("ADIC"), Breece Hill Technologies, Hewlett-Packard and StorageTek. Since DLT is still an emerging technology and currently represents one of the smallest segments of the tape storage market, the Company competes indirectly with a large number of manufacturers offering tape storage systems using formats other than DLT, including 8mm, 4mm (DAT), half inch format (3480) and QIC. Many of these indirect competitors have larger installed bases and may be expected to continue to provide intense competition for the DLT format. These competitors include ADIC, Exabyte, Fujitsu, Hitachi, IBM, Spectra Logic and StorageTek. The Company also competes with suppliers of other removable storage media such as optical storage systems and floppy disks. These competitors are expected to expand the functionality and performance of their selected storage technologies which may render such technologies even more competitive as compared to DLT. In addition, if DLT continues to maintain market acceptance, many of these competitors could elect to offer DLT systems. The Company also expects additional competition from large integrated computer equipment companies, many of whom have historically incorporated their own tape storage products into their mainframe systems, and are broadening their focus to include the distributed computing markets. In addition, because there are relatively low barriers to entrance into the tape library market, the Company anticipates increased competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse affect upon the Company's business, operating results and financial condition. Many of the Company's current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than the Company, and may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than the Company. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively. See "Business -- Competition."

RELIANCE ON OEMS AND VARS; CONCENTRATION OF SALES

     The Company relies heavily upon its relationships with selected OEMs who sell and support the Company's products as part of their comprehensive data storage systems. Sales through OEMs accounted for approximately 100%, 65%, 29% and 30% of the Company's total revenues in fiscal 1994, 1995, 1996 and the six months ended September 30, 1996, respectively. The Company is currently investing, and intends to continue to invest, significant resources to develop these OEM relationships. These expenditures could materially and adversely affect the Company's operating margins unless the Company is able to achieve commensurate growth in sales to OEMs. In addition, the Company is dependent upon its OEMs' ability to develop new products, applications and product enhancements incorporating the Company's products in a timely and cost effective manner that will meet changing customer needs and respond to emerging industry standards and other technological changes. There can be no assurance that the Company's OEM customers will continue to meet these challenges effectively. The Company also relies heavily on selected VARs who integrate the Company's products with storage management software to provide comprehensive storage solutions. Most of the Company's VARs carry product lines that are competitive with those of the Company, and there can be no assurance that they will give the marketing of the Company's products high priority, or that they will continue to carry the Company's products. The Company's agreements with VARs and OEMs are generally not required to be exclusive, and in many cases may be terminated by either party at any time with limited notice and without cause. A small number of customers has historically accounted for a substantial portion of the Company's net sales. The Company's largest ten customers accounted for an aggregate of approximately 57% of the Company's net sales during the 18 month period ending September 30, 1996. The loss of important

OEMs or VARs, their reduced focus on the Company's products, or the inability to obtain additional OEMs as the market evolves could materially and adversely affect the Company's business, financial condition and operating results. See "Business -- Sales and Marketing; Principal Customers."

DEPENDENCE ON INDEPENDENT SOFTWARE DEVELOPERS

     The utility of an automated tape library is highly dependent upon the storage management software which supports the library and integrates it into the user's computing environment to provide a complete storage solution. The Company does not develop such storage management software and relies on independent software developers to provide software support and integration for tape libraries for distributed computing environments. Accordingly, the continued development and future growth of the market for the Company's products will depend in large part upon the success of software developers to meet the overall data storage and management needs of end users and the Company's ability to maintain strong relationships with these firms. The Company has established marketing relationships with more than 40 independent software developers to provide broad compatibility for the Company's products. There can be no assurance, however, that the Company will be able to maintain its existing relationships or enter into new relationships with such software developers. The Company's failure to do so could adversely affect sales of the Company's current products. See "-- Dependence on Quantum" and "Business -- Sales and Marketing; Principal Customers."

MANAGEMENT OF EXPANDING OPERATIONS

     The Company is currently experiencing a period of rapid growth which has placed and is expected to continue to place a considerable strain on the Company's management and its administrative, sales and marketing, financial, information systems and operational resources. From January 1, 1996 to November 30, 1996, the size of the Company's staff increased from 80 to 152 employees including approximately 25 new employees hired as a result of the acquisition of certain sales and service divisions of Odetics. Further significant increases in the number of employees are anticipated during calendar 1997. The Company believes its success will depend, in part, on its ability to integrate these and additional new employees into the Company rapidly to respond to the anticipated growth of the Company. Moreover, the Company has to date operated as a wholly owned subsidiary of Odetics and has relied on Odetics for certain operational and administrative systems. The Company and Odetics have entered into certain agreements pursuant to which Odetics will continue to provide certain facilities, information systems, payroll and benefits administration, financial services and financial accounting services to the Company, pending the establishment of an independent infrastructure by the Company. Although the Company believes that this arrangement is satisfactory for its immediately foreseeable future, the Company's ability to manage growth effectively will require it to install its own operational, financial and management controls, reporting systems and procedures, to establish new management information and control systems and to train, motivate and manage its employees. There can be no assurance that the Company will be able to install such operational, financial and management information and control systems in an efficient and timely manner or that the new structures, systems and controls will be adequate to support the Company's operations and prevent the occurrence of unforeseen management or financial issues. Continued growth will also require the Company to recruit additional key management personnel (including a chief financial officer), expand its engineering and product development capabilities, expand its sales and marketing capabilities, improve its customer service and support functions and to train, motivate and manage additional employees. There can be no assurance that the Company will be able to manage these changes and implement the required programs successfully, and its failure to do so could have a material adverse effect upon the Company's business, financial condition and operating results. See "Business -- Employees," "-- Customer Service and Support," and "Relationship between the Company and Odetics."

ABSENCE OF HISTORY AS AN INDEPENDENT ENTITY; LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The Company has operated as a wholly owned subsidiary of Odetics since January 1993 and, accordingly, has had no independent operating history. After the Offering and prior to the Distribution (as defined below), the Company will continue to be a subsidiary of Odetics, but will, subject to Odetics' rights as a controlling stockholder, operate as an independent company. There can be no assurance that the Company will be able to develop the operational, financial, management, administrative and other resources or systems which were previously provided by Odetics and which are necessary to operate as an independent company. Although the Company and Odetics have entered into general agreements intended to facilitate the Company's transition to an independent public company, there can be no assurance that the Company will be able to manage this transition or to develop these independent resources successfully. Although the Company's net revenue has increased each year since fiscal 1993, the Company's financial results as a subsidiary of Odetics may not be representative of what the Company's results of operations and financial condition would have been had the Company been a separate, standalone company during the periods presented or be indicative of future results of operations and the financial condition of the Company. See "Relationship Between the Company and Odetics" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBILITY OF SUBSTANTIAL SALES OF COMMON STOCK

     The Distribution, which the Company currently plans to effect prior to December 31, 1997 (but will not in any event effect for 180 days following the date of this Prospectus), would involve the distribution of an aggregate of approximately 8,005,000 shares of Common Stock of the Company to the stockholders of Odetics. Substantially all of such shares would be eligible for immediate resale in the public market. Sales of substantial amounts of Common Stock in the open market in anticipation of, or following, the Distribution, or the market perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially and adversely affect the market price of the Company's Common Stock. See "Shares Eligible for Future Sale."

RAPID TECHNOLOGICAL CHANGE

     The distributed computing market and the related data storage market are characterized by rapid technological change, frequent new product introductions and enhancements, and evolving industry standards. This industry has been subject to fundamental changes reflecting the migration from mainframe based systems to distributed computing environments, the significant increase in the amount of data generated and stored in such environments and end users' increasing dependence on near online access to such data. The Company's ability to remain competitive will depend in part on its ability to develop new and enhanced automated tape libraries in a timely and cost effective manner in order to integrate the latest technological advancements in storage media and to accommodate changes in the evolving distributed computing networks. Since all of the Company's products are currently based on DLT technology, any change in DLT technology or the emergence and acceptance of any new technologies may require the Company to incur substantial unanticipated costs to incorporate such changes, for which there can be no assurance that the Company will be able to complete on a timely basis, if at all. The Company's inability to incorporate advances or fundamental changes in storage media could materially and adversely affect the Company's business, financial condition and results of operations.

INTERNATIONAL OPERATIONS; RISKS ASSOCIATED WITH INTERNATIONAL SALES

     International product sales represented approximately 28% and 18% of the Company's pro forma net sales during fiscal 1996 and during the six month period ended September 30, 1996, respectively. The Company maintains sales and support offices in England, Germany and Taiwan. The Company believes that international sales will continue to represent a significant portion of its revenues, and that continued growth and profitability will require further expansion of its international operations. To expand international sales successfully, the Company must develop and manage effectively its foreign sales offices and establish additional foreign operations, hire additional personnel and recruit additional international VARs. These efforts will require significant management attention and financial resources, and could materially and adversely affect the Company's operating margins. To the extent that the Company is unable to make these additions in a timely manner, the Company's business, operating results and financial condition could be materially and adversely affected. The Company's international sales are currently denominated in U.S.

dollars, and an increase in the relative value of the dollar could make the Company's products more expensive and, therefore, potentially less price competitive in international markets. Additional risks inherent in international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles, difficulties in managing and staffing international operations, potentially adverse tax consequences including restrictions on the repatriation of earnings, the burdens of compliance with a wide variety of foreign laws, currency fluctuations and political and economical instability. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, operating results and financial condition. Furthermore, as the Company increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing; Principal Customers."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

     The Company's ability to compete effectively depends in part on its ability to develop and maintain proprietary aspects of its technology. The Company currently holds one U.S. patent and has applications for additional patents pending. The Company also relies on a combination of copyright, trademark, trade secret and other intellectual property laws to protect its proprietary rights. There can be no assurance, however, that any future patents will be granted or that any issued patents or other intellectual property rights of the Company will provide meaningful protection for the Company's product innovations. Moreover, such rights may not preclude competitors from developing substantially equivalent or superior products to the Company's products. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Accordingly, effective protection of intellectual property may be unavailable or limited in certain foreign countries. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate, or that competition will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology, or design around any patent of the Company.

     Litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend the Company against claims of infringement or invalidity by others. While the Company is not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that it will not become so involved in the future. An adverse outcome in such litigation or similar proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others or require the Company to cease marketing or using certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company is required to obtain licenses under patents or proprietary rights of others, there can be no assurance that any required licenses would be made available on terms acceptable to the Company, if at all. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses and the diversion of management resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on the Company's results of operations. See "Business -- Proprietary Rights."

WARRANTY EXPOSURE

     The Company's products generally carry a one year warranty which includes next day, onsite customer assistance within the United States and, in certain circumstances, may provide longer warranties to select high volume OEMs. Although the Company has established reserves for the estimated liability associated with product warranties, most of the Company's products are relatively new with limited history of warranty experience. Accordingly, it is difficult to estimate the extent of the Company's future warranty exposure. There can be no assurance that such reserves will be adequate, or that the Company will not incur substantial warranty expenses in the future with respect to its products. See "Business -- Customer Service and Support."

BENEFITS OF OFFERING TO ODETICS

     This Offering will provide several significant benefits to Odetics including the establishment of a public market for the shares of Common Stock of the Company retained by Odetics and the creation of an opportunity to accomplish the Distribution. In addition, the Company intends to use a substantial portion of the net proceeds from this Offering to repay intercompany indebtedness to Odetics.

FUTURE CAPITAL REQUIREMENTS

     The Company has agreed to pay to Odetics the lesser of 40% of the net proceeds of this Offering or $10 million to reduce the Company's obligations to Odetics (which obligations are $20.6 million as of September 30, 1996). The Company will enter into a four year Promissory Note payable to Odetics representing the balance of the Company's obligation to Odetics. Such note will be payable in sixteen equal quarterly installments of principal plus accrued interest commencing June 30, 1997. Accordingly, the Company will continue to have limited capital resources after the Offering. The Company believes that in order to remain competitive, it may require additional financial resources over the next several years for working capital, research and development, and the expansion of sales and marketing expenditures. While the Company plans to obtain a credit facility upon consummation of this Offering, there can be no assurance that such facility or any additional financial resources will be available on acceptable terms, if at all. See "Principal Stockholder," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Use of Proceeds" and "Dilution."

CONTROL BY ODETICS PENDING THE DISTRIBUTION

     The Company is currently a wholly owned subsidiary of Odetics, and has no operating history as an independent public company. Following the completion of this Offering, Odetics will own approximately 82.9% of the outstanding shares of Common Stock (or 80.9% if the Underwriters' over-allotment option is exercised in full) and will continue to be able to elect the entire Board of Directors and otherwise control the management and affairs of the Company, including any determinations with respect to acquisitions, dispositions, borrowings, issuances of Common Stock or other securities or the declaration and payment of any dividends on the Common Stock. Similarly, Odetics will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent a change of control of the Company, and could take other actions that might be favorable to Odetics. Conflicts of interest may arise between the Company and Odetics in a number of areas relating to their past and ongoing relationships, tax and employee benefit matters, indemnity arrangements, sales or distributions by Odetics of its remaining shares of Common Stock, and the exercise by Odetics of its ability to control the management and affairs of the Company. Odetics has announced that, subject to certain conditions (including the receipt of a favorable private letter ruling from the Internal Revenue Service concerning the tax free nature of the Distribution, for which Odetics has applied), Odetics intends to distribute to its stockholders prior to December 31, 1997, all of the Common Stock of the Company owned by Odetics following the Offering. No assurance can be given, however, that such conditions will be satisfied or waived, or that the Distribution will occur. For the Distribution to occur, the Board of Directors of Odetics must conclude, at the time of the Distribution that the Distribution is in the best interest of the stockholders of Odetics. Failure to undertake the Distribution could materially and adversely affect the market price of the Company's Common Stock. See "-- Possibility of Substantial Sales of Common Stock," "Principal Stockholder" and "Relationship Between the Company and Odetics."

DEPENDENCE UPON CONTINUED GROWTH IN THE DISTRIBUTED COMPUTING MARKETS

     The Company's line of automated tape libraries addresses backup data storage requirements, archiving and data warehouse functions and hierarchical storage management, all of which are emerging applications dependent upon the continued expansion of the distributed computing environments. There can be no assurance that the distributed computing markets will continue to grow or that, if they do continue to grow, the Company will be able to expand into other markets. If the distributed computing markets fail to grow or grow more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially and adversely affected. See "Business -- Industry Background."

DEPENDENCE UPON KEY PERSONNEL; NEW MANAGEMENT PERSONNEL

     The Company's future performance depends to a significant extent on its senior management and other key employees, in particular its Chief Executive Officer, Kevin C. Daly, Ph.D., who has more than ten years experience in the field of data storage technologies. The loss of Dr. Daly's services would have a material adverse effect on the Company's development and marketing efforts. The Company's future success will also depend in large part upon its ability to attract, retain and motivate highly skilled employees. In addition, the Company is actively seeking to retain a successor chief financial officer. Competition for such employees, particularly development engineers and an experienced chief financial officer, is intense, and there can be no assurance that the Company will be able to continue to attract and retain sufficient numbers of such highly skilled employees. The Company's inability to attract and retain additional key employees or the loss of one or more of its current key employees could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management" and "Business -- Employees."

BROAD DISCRETION OVER USE OF PROCEEDS

     A significant portion of the estimated net proceeds of this Offering have not been allocated to a particular purpose, and management's allocation decisions concerning such net proceeds are dependent on a variety of factors, including the Company's ability to operate as a standalone corporation and the timing and status of new product developments. Accordingly, management will have broad discretion in allocating the net proceeds of this Offering, and no stockholder approval will be required for such allocations. There can be no assurance that the proceeds will be allocated in a manner deemed acceptable by the stockholders. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends on shares of its capital stock. The Company currently intends to retain any future earnings in its business and does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the Company's agreement with its lender currently limits the Company's ability to pay cash dividends. See "Dividend Policy."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial offering price will be determined by negotiation between the Company and the Underwriters based upon a number of factors and may not be indicative of future market prices. See "Underwriting" for information relating to the method of determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products, applications or product enhancements by the Company or its competitors, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility which has particularly affected the market prices of equity securities of many high technology companies and which often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

EFFECT OF CERTAIN CHARTER PROVISIONS; ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION; BYLAWS AND DELAWARE LAW

     The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Securities -- Preferred Stock," and "-- Delaware Law."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is substantially higher than the book value per share of Common Stock. Investors participating in this Offering will incur immediate and substantial dilution. To the extent outstanding options to purchase Common Stock or Class B Common Stock of the Company are exercised, there will be further dilution. See "Dilution."

FORWARD LOOKING STATEMENTS

     This Prospectus contains forward looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainty. Although the Company believes that all assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The principal purposes of this Offering are to create a public market for the Company's Common Stock and raise necessary capital for the Company. The net proceeds to the Company from the sale of the 1,650,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $16,304,500 ($18,810,850 if the over-allotment option is exercised in full).

     The Company will pay to Odetics the lesser of 40% of the net proceeds of this Offering prior to deducting estimated offering expenses or $10 million to reduce the Company's obligations to Odetics. Such obligations, which consisted of advances from Odetics for services and support provided to the Company and for additional working capital, were approximately $20.6 million as of September 30, 1996. The Company will enter into a Promissory Note payable to Odetics representing the balance of its obligations to Odetics (which is estimated to be $13.8 million assuming an initial public offering price of $11 per share.) Such note will accrue interest at the rate charged to Odetics from time to time by its principal lender (8.25% as of November 30, 1996) and is payable in sixteen equal quarterly installments of principal plus accrued interest commencing June 30, 1997. The balance of the proceeds will be used for general corporate purposes, including the funding of working capital requirements, the repayment of the balance due under the note to Odetics, the expansion of its sales and marketing activities for existing products and any new products and investment in new technologies. The Company has not yet identified the specific amount of proceeds to be expended for the respective corporate purposes. The amounts actually expended for each purpose may vary significantly depending on a number of factors, including future revenue growth, if any, the amount of cash generated or used by the Company's operations, the progress of the Company's new product development efforts, technological advances and the status of competitive products. Accordingly, management will have significant discretion in the application of a substantial portion of the net proceeds from this Offering. Pending the use thereof, the Company intends to invest the proceeds of this Offering in short term interest bearing marketable securities.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain any earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's credit agreement contains financial covenants which prohibit the Company from paying cash dividends without its lenders' consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." See "Risk Factors -- Absence of Dividends."

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1996, the Company's (i) actual capitalization, (ii) pro forma capitalization after giving effect to the purchase by the Company of the net assets (at their historical book value) of the business division of Odetics which provides service for the Company's product, and (iii) pro forma capitalization as adjusted to reflect the sale by the Company of the 1,650,000 shares of Common Stock offered hereby and the receipt by the Company of the estimated net proceeds therefrom (after deducting the estimated underwriting discount and estimated offering expenses). The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto and Pro Forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and should be read in conjunction with such financial statements and notes.

                                                                      SEPTEMBER 30, 1996
                                                             -------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                             -------     ---------     -----------
                                                                        (IN THOUSANDS)
Obligation payable to Odetics(1)...........................  $18,028      $20,586        $13,834
Stockholders' equity(2):
  Preferred Stock, par value $.0001 per share; 5,000,000
     shares authorized; no shares issued or outstanding....       --           --             --
  Common Stock, par value $.0001 per share; 45,000,000
     shares authorized; 8,005,000 shares issued and
     outstanding, actual; 9,655,000 shares issued and
     outstanding, pro forma and as adjusted................        1            1              1
  Class B Common Stock, par value $.0001 per share,
     5,000,000 shares authorized, no shares issued and
     outstanding...........................................       --           --             --
  Additional paid-in capital...............................    1,009        1,009         17,314
  Accumulated deficit......................................   (9,589)      (9,589)        (9,589)
                                                             -------      -------        -------
     Total stockholders' equity (deficit)..................   (8,579)      (8,579)         7,726
                                                             -------      -------        -------
          Total capitalization.............................  $ 9,449      $12,007        $21,560
                                                             =======      =======        =======

---------------
(1) Represents intercompany payables to Odetics. In December 1996, the Company executed a four year promissory note payable to Odetics to memorialize this obligation. Upon consummation of this Offering, the Company will pay to Odetics the lesser of 40% of the net proceeds of this Offering before deducting estimated offering expenses or $10 million to reduce the outstanding balance of the Odetics Note. See "Use of Proceeds."

(2) On December 19, 1996, the Company was reincorporated in Delaware and in connection therewith, the Company (a) established two classes of common stock, the Common Stock and Class B Common Stock, (b) increased its authorized common stock to 50,000,000 shares from 10,000 shares (45,000,000 shares of Common Stock and 5,000,000 shares of Class B Common Stock), (c) effected a 8,005-for-1 stock split on its Common Stock, and (d) authorized a new class of stock consisting of 5,000,000 shares of Preferred Stock. Stockholders' equity excludes options to purchase up to 2,000,000 shares of Class B Common Stock which have been reserved for issuance under the 1996 Stock Incentive Plan, of which 879,000 options were granted thereunder in December 1996 at a weighted average exercise price of $5.00 per share.

                                    DILUTION

     The deficit in net tangible book value of the Company as of September 30, 1996 was $8.6 million, or $1.07 per share. "Net tangible book value per share" represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses, the net tangible book value of the Company as of September 30, 1996 would have been $7.7 million, or $.80 per share. This represents an immediate increase in net tangible book value of $1.87 per share to the existing stockholder and an immediate dilution of $10.20 per share to new investors. The following table illustrates this per share dilution:

    Initial public offering price per share............................             $11.00
      Deficit in net tangible book value per share before this
         Offering......................................................  $(1.07)
      Increase per share attributable to new investors.................    1.87
                                                                         ------
    Net tangible book value per share after this Offering..............                .80
                                                                                    ------
    Dilution per share to new investors................................             $10.20
                                                                                    ======

     The following table summarizes, as of September 30, 1996, the differences between Odetics and new investors (before deducting underwriting discounts and commissions and estimated offering expenses) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share.

                                        SHARES PURCHASED          TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Odetics.............................  8,005,000       82.9%     $ 1,010,000        5.3%        $   .13
New Investors.......................  1,650,000       17.1       18,150,000       94.7         $ 11.00
                                      ---------      -----       ----------      -----
          Total.....................  9,655,000      100.0%     $19,160,000      100.0%
                                      =========      =====       ==========      =====

     The computations in the tables set forth above exclude options to purchase an aggregate of 879,000 shares of Class B Common Stock outstanding as of December 19, 1996 under the 1996 Stock Incentive Plan at a weighted average exercise price of $5.00 per share.

                 PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA

     The following pro forma selected consolidated financial data for the year ended March 31, 1996 and for the six months ended September 30, 1996 has been derived from the unaudited pro forma financial statements of the Company included elsewhere in this Prospectus. The following pro forma selected consolidated financial data for the years ended March 31, 1992, 1993, 1994 and 1995 and six months ended September 30, 1995 has been derived from unaudited pro forma consolidated financial statements of the Company not appearing in this Prospectus. Effective July 1, 1996, the Company assumed responsibility for the sale of its products in Europe by establishing ATL Products Limited ("APL"), a wholly owned European sales subsidiary, and effective December 31, 1996 expects to acquire, at book value, the net assets of ATL Customer Service ("ACS"), a subdivision of Odetics, Inc. which provides worldwide service and support for the Company's products. The pro forma information gives effect to (i) the Company's formation of APL at the beginning of each period presented and the processing of all European sales through APL, rather than through Odetics Europe Ltd. ("OEL"), a subsidiary of Odetics and (ii) the purchase of ATL Customer Service ("ACS") as if such purchase had occurred at the beginning of each period presented. Information for European sales of the Company's products and related expenses has been derived from the unaudited financial statements of OEL; information for worldwide service and support revenues for the Company's products and related expenses has been derived from the unaudited financial statements of ACS. The pro forma adjustments necessary to present fairly the Company's pro forma results of operations are based on available information and certain assumptions considered reasonable in the circumstances and include adjustments to eliminate intercompany sales and profits and to provide additional interest expense on assumed increased payable to Odetics balances that result from the employment of additional net assets in the business on a pro forma basis. THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS DATA SET FORTH BELOW IS NOT NECESSARILY INDICATIVE OF ACTUAL OPERATING RESULTS THAT WOULD HAVE OCCURRED HAD THE TRANSACTIONS OCCURRED AS OF THE BEGINNING OF THE PERIODS PRESENTED, NOR DO THEY PURPORT TO INDICATE THE CONSOLIDATED RESULTS OF OPERATIONS FOR ANY FUTURE PERIOD. The following pro forma selected consolidated statements of operations data should be read in conjunction with "Pro Forma Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", the consolidated financial statements and notes thereto, and "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this Prospectus.

                                                                                              SIX MONTHS ENDED
                                                     YEAR ENDED MARCH 31,                      SEPTEMBER 30,
                                      ---------------------------------------------------    ------------------
                                       1992       1993       1994       1995       1996       1995       1996
                                      -------    -------    -------    -------    -------    -------    -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales............................ $ 7,849    $ 9,936    $20,506    $22,992    $29,410    $ 9,013    $27,040
Cost of sales........................   5,536      8,313     15,717     16,695     18,861      6,266     16,140
                                      -------    -------    -------    -------    -------    -------    -------
Gross profit.........................   2,313      1,623      4,789      6,297     10,549      2,747     10,900
Expenses:
  Research and development...........   1,607      1,654      2,285      3,248      1,731        867      1,695
  Sales and marketing................     394        711      1,308      2,274      3,718      1,258      2,829
  General and administrative.........     750        951      1,195      1,389      1,414        686        863
  Charges allocated by parent........     874      1,582      1,354      1,563      1,535        741        736
  Nonrecurring charge................      --         --         --      4,042      1,392        457         --
                                      -------    -------    -------    -------    -------    -------    -------
Income (loss) from operations........  (1,312)    (3,275)    (1,353)    (6,219)       759     (1,262)     4,777
Interest charges allocated by
  parent.............................      --         --        542      1,243      1,860        895        929
                                      -------    -------    -------    -------    -------    -------    -------
Income (loss) before income taxes....  (1,312)    (3,275)    (1,895)    (7,462)    (1,101)    (2,157)     3,848
Income taxes.........................      --         --         --         --        139         --      1,539
                                      -------    -------    -------    -------    -------    -------    -------
Net income (loss).................... $(1,312)   $(3,275)   $(1,895)   $(7,462)   $(1,240)   $(2,157)   $ 2,309
                                      =======    =======    =======    =======    =======    =======    =======
Net income (loss) per share..........                                                (.15)                  .27
                                                                                  =======               =======
Shares used in computation of income
  (loss) per share...................                                               8,484                 8,484
                                                                                  =======               =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of March 31, 1995 and 1996 and for each of the years ended March 31, 1994, 1995 and 1996 has been derived from the consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors, included elsewhere herein. Selected consolidated financial data as of March 31, 1992, 1993 and 1994 and for each of the years ended March 31, 1992 and 1993 has been derived from the Company's unaudited consolidated financial statements not included herein. The selected consolidated financial data for the six months ended September 30, 1995 and 1996 has been derived from the Company's unaudited consolidated financial statements for such periods included elsewhere in this Prospectus. In the opinion of management, such unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The consolidated results of operations for the six month period ended September 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year ending March 31, 1997 or any future period. The following data should be read in conjunction with "Pro Forma Selected Consolidated Results of Operations", "Management's Discussion and Analysis of Financial Condition and Results of Operations", the consolidated financial statements and notes thereto, and "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this Prospectus.

                                                                                             SIX MONTHS ENDED
                                                      YEAR ENDED MARCH 31,                     SEPTEMBER 30,
                                        ------------------------------------------------    -------------------
                                         1992      1993      1994      1995       1996        1995       1996
                                        -------   -------   -------   -------   --------    --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales:
  Net product sales.................... $ 3,579   $ 5,592   $15,534   $15,445   $ 18,076    $  5,187   $ 22,183
  Sales to affiliates..................      --        --       655     3,074      5,860       1,721      1,466
                                        -------   -------   -------   --------  --------    --------   --------
Total net sales........................   3,579     5,592    16,189    18,519     23,936       6,908     23,649
                                        -------   -------   -------   --------  --------    --------   --------
Gross profit:
  Product sales........................     635        34     3,136     2,906      5,871       1,367      8,189
  Affiliate sales......................      --        --       249     1,190      1,864         564        492
                                        -------   -------   -------   --------  --------    --------   --------
Total gross profit.....................     635        34     3,385     4,096      7,735       1,931      8,681
Expenses:
  Research and development.............   1,606     1,654     2,285     3,248      1,731         867      1,695
  Sales and marketing..................     394       711     1,308     1,838      2,648         811      2,515
  General and administrative...........     261       471       621       701        677         306        546
  Charges allocated by parent..........     515     1,241       991     1,061        933         472        551
  Nonrecurring charge..................      --        --        --     3,513      1,392         457         --
                                        -------   -------   -------   --------  --------    --------   --------
Income (loss) from operations..........  (2,141)   (4,043)   (1,820)   (6,265)       354        (982)     3,374
Interest charges allocated by parent...      --        --       391     1,025      1,629         780        817
                                        -------   -------   -------   --------  --------    --------   --------
Income (loss) before income taxes......  (2,141)   (4,043)   (2,211)   (7,290)    (1,275)     (1,762)     2,557
Income taxes...........................      --        --        --        --         --          --      1,023
                                        -------   -------   -------   --------  --------    --------   --------
Net income (loss)...................... $(2,141)  $(4,043)  $(2,211)  $(7,290)  $ (1,275)   $ (1,762)  $  1,534
                                        =======   =======   =======   ========  ========    ========   ========
Net income (loss) per share............    (.25)     (.48)     (.26)     (.86)      (.15)       (.21)       .18
                                        =======   =======   =======   ========  ========    ========   ========
Shares used in computation of income
  (loss) per share.....................   8,484     8,484     8,484     8,484      8,484       8,484      8,484
                                        =======   =======   =======   ========  ========    ========   ========

                                                                                                   AS OF
                                                        AS OF MARCH 31,                        SEPTEMBER 30,
                                        ------------------------------------------------    -------------------
                                         1992      1993      1994      1995       1996        1995       1996
                                        -------   -------   -------   -------   --------    --------   --------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital deficit................ $  (461)  $   (71)  $(2,846)  $(9,990)  $(11,313)   $(11,627)  $(10,263)
Total assets...........................   3,610     5,654    10,694     9,139     15,288      10,596     15,945
Total liabilities......................   5,751     4,991    12,213    17,977     25,401      21,196     24,524
Total stockholders' equity (deficit)...  (2,141)      663    (1,548)   (8,838)   (10,113)    (10,600)    (8,579)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the Unaudited Pro Forma Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus. This Prospectus contains forward looking statements that involve a number of risks and uncertainties including, without limitation, those set forth in "Risk Factors." The Company's actual results may differ materially from any future performance discussed in the forward looking statements and in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

     The ATL Products business was established in 1990 as a division of Odetics to use its technical expertise in information automation technology to develop automated tape libraries that replace the manual storage and retrieval of computer tapes. Initially, the Company teamed with E-Systems, Inc. to develop and provide a 19 mm automated tape cartridge handling subsystem which the Company introduced in 1992. In 1992, the Company also introduced automated tape handling products for systems employing IBM 3480 and similar industry standard tape cartridges. In 1994, the Company introduced the ATL 2640, its first automated tape library designed for distributed computing environments, based on the DLT format. The Company extended its line of DLT based automated tape libraries in 1995 by introducing its 520 Series, designed for smaller libraries in the midrange and Unix client/server environments, applications which historically required less storage capacity and less formal data processing. In November 1996, the Company announced the introduction of its ATL 7100 tape library series, which was designed for enterprise system administrators who require multiple terabyte backup and archiving. Prior to fiscal 1995, the Company's sales, primarily consisted of 19 mm and 3480 tape libraries, and experienced modest growth to approximately $16.2 million in fiscal 1994. In fiscal 1995, sales of these products declined significantly, but the rapid increase in DLT product sales resulted in a small net sales growth from the prior year. Since 1995, the rapid increase in DLT product sales has led to significant quarter-to-quarter revenue growth. All of the Company's net sales are currently derived from DLT based automated tape libraries.

     The Company's historical consolidated financial statements discussed below reflect the Company's results of operations during periods when it was operated not as a standalone entity but as either a division or wholly owned subsidiary of Odetics. Such financial information does not necessarily reflect the results of operations, of the Company that may have been achieved had the Company been a separate, standalone entity during the periods presented, or the results of operations, which may be achieved in the future. In particular, a portion of the Company's historical revenues consisted of sales of systems and spare parts to other divisions of Odetics for resale in Europe and for worldwide service activities conducted on behalf of the Company by Odetics. These systems and parts were historically sold at low intercompany prices established by agreement between the Company and Odetics. Effective July 1, 1996, the Company assumed responsibility for international sales by establishing its own wholly owned subsidiary, and from that date the Company's sales to international customers are included in net sales. Effective December 31, 1996, the Company will acquire, at book value, that portion of the business of Odetics which provided worldwide service and support for the Company's products. Following that date, all customer service activities for the Company's products will be performed by the Company, and the resulting revenues, costs and expenses will be included in the Company's operating results. In order to present information for all periods on a more comparable basis to provide a more representative view of the Company's operating results, and as if the Company had operated on a standalone basis in all periods, the Company includes, in addition to historical information, the Company's pro forma consolidated financial information as if all sales and operations relating to its products had been made by the Company in all periods. The pro forma information includes higher levels of net sales and operating expenses reflecting sales made through Odetics and its subsidiaries.

     The Company's pro forma operating expenses have increased significantly in recent periods, since the introduction of the Company's DLT based product lines, as the Company has expended resources to support growth in the volume of DLT product sales. The Company expects to incur certain expenses in the quarter ended March 31, 1997 in connection with the relocation of the Company's facilities. The Company also expects operating expenses to increase as the Company continues to build its management and information systems and other infrastructure to support recent growth and any additional growth in the future and to increase its administrative staff to perform many services previously performed by Odetics, including public company reporting requirements. Accordingly, neither historical nor pro forma overhead expense included herein is necessarily indicative of the expense which may be incurred by the Company in future periods.

     Odetics and the Company have entered into certain agreements providing for the Distribution and governing various interim and continuing relationships between the companies, including (i) a Separation and Distribution Agreement which sets forth the principal corporate transactions required to effect the Separation, the Offering and the Distribution, (ii) a Tax Allocation Agreement which will govern the allocation of tax liabilities between the Company and Odetics, and (iii) a Services Agreement, pursuant to which Odetics will continue for an interim period following the Offering and the Distribution to perform certain financial, management information and other services for the Company. See "Relationship Between the Company and Odetics." The Company anticipates that charges paid to Odetics pursuant to the Services Agreement will decline in future periods, as the Company begins to build its own infrastructure and to incur directly expenses that otherwise would have been included in charges allocated by Odetics.

RESULTS OF OPERATIONS

     The following tables set forth for the periods indicated, the percentages of historical and pro forma net sales represented by each item in the Company's statement of operations.

                                                                                                  SIX MONTHS
                                                                                                     ENDED
                                                          YEARS ENDED MARCH 31,                  SEPTEMBER 30,
                                              ---------------------------------------------     ---------------
                                              1992      1993      1994      1995      1996      1995      1996
                                              -----     -----     -----     -----     -----     -----     -----
PRO FORMA RESULTS:
Net sales...................................  100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales...............................   70.5      83.7      76.7      72.6      64.1      69.5      59.7
                                              -----     -----     -----     -----     -----     -----     -----
Gross profit................................   29.5      16.3      23.3      27.4      35.9      30.5      40.3
Expenses:
  Research and development..................   20.5      16.6      11.1      14.1       5.9       9.6       6.2
  Sales and marketing.......................    5.0       7.2       6.4       9.9      12.7      14.0      10.5
  General and administrative................    9.6       9.6       5.8       6.1       4.8       7.6       3.2
  Charges allocated by parent...............   11.1      15.9       6.6       6.8       5.2       8.2       2.7
  Nonrecurring charge.......................     --        --        --      17.6       4.7       5.1        --
                                              -----     -----     -----     -----     -----     -----     -----
Income (loss) from operations...............  (16.7)    (33.0)     (6.6)    (27.1)      2.6     (14.0)     17.7
Interest charges allocated by parent........     --        --       2.6       5.4       6.3       9.9       3.5
                                              -----     -----     -----     -----     -----     -----     -----
Income (loss) before income taxes...........  (16.7)    (33.0)     (9.2)    (32.5)     (3.7)    (23.9)     14.2
Income taxes................................     --        --        --        --        .5        --       5.7
                                              -----     -----     -----     -----     -----     -----     -----
Net income (loss)...........................  (16.7)%   (33.0)%    (9.2)%   (32.5)%    (4.2)%   (23.9)%     8.5%
                                              =====     =====     =====     =====     =====     =====     =====

                                                                                                  SIX MONTHS
                                                                                                     ENDED
                                                          YEARS ENDED MARCH 31,                  SEPTEMBER 30,
                                              ---------------------------------------------     ---------------
                                              1992      1993      1994      1995      1996      1995      1996
                                              -----     -----     -----     -----     -----     -----     -----
HISTORICAL RESULTS:
Net sales:
  Net product sales.........................  100.0%    100.0%     96.0%     83.4%     75.5%     75.1%     93.8%
  Sales to affiliates.......................     --        --       4.0      16.6      24.5      24.9       6.2
                                              -----     -----     -----     -----     -----     -----     -----
Total net sales.............................  100.0     100.0     100.0     100.0     100.0     100.0     100.0
Gross profit:
  Product sales.............................   17.7       0.6      20.2      18.8      32.5      26.4      36.9
  Affiliate sales...........................     --        --      38.0      38.7      31.8      32.8      33.6
                                              -----     -----     -----     -----     -----     -----     -----
Total gross profit..........................   17.7       0.6      20.9      22.1      32.3      27.9      36.7
Expenses:
  Research and development..................   44.8      29.6      14.1      17.6       7.2      12.6       7.2
  Sales and marketing.......................   11.0      12.7       8.1       9.9      11.1      11.7      10.6
  General and administrative................    7.3       8.4       3.8       3.8       2.8       4.4       2.3
  Charges allocated by parent ..............   14.4      22.2       6.1       5.7       3.9       6.8       2.3
  Nonrecurring charge.......................     --        --        --      19.0       5.8       6.6        --
                                              -----     -----     -----     -----     -----     -----     -----
Income (loss) from operations...............  (59.8)    (72.3)    (11.2)    (33.9)      1.5     (14.2)     14.3
Interest charges allocated by parent........     --        --       2.4       5.5       6.8      11.3       3.5
                                              -----     -----     -----     -----     -----     -----     -----
Income (loss) before income taxes...........  (59.8)    (72.3)    (13.6)    (39.4)     (5.3)    (25.5)     10.8
Income taxes................................     --        --        --        --        --        --       4.3
                                              -----     -----     -----     -----     -----     -----     -----
Net income (loss)...........................  (59.8)%   (72.3)%   (13.6)%   (39.4)%    (5.3)%   (25.5)%     6.5%
                                              =====     =====     =====     =====     =====     =====     =====

     Net Sales. Pro forma net sales increased 200% to $27.0 million for the six month period ended September 30, 1996, as compared to pro forma net sales of $9.0 million for the comparable six month period in fiscal 1996. Pro forma net sales increased 27.9% to $29.4 million for the fiscal year ended March 31, 1996 from $23.0 million in fiscal 1995, and increased 12.1% in fiscal 1995 from $20.5 million in fiscal 1994. The increases in net sales for the six month period ended September 30, 1996 and for fiscal 1996 reflect increasing market acceptance of the Company's DLT-based products, offset in part by declines in sales of pre-DLT products. Sales and support of DLT based products increased from 6% of sales in fiscal 1994 to 56% of sales in fiscal 1995, and 99% of net sales for each of fiscal 1996 and the first six months of fiscal 1997. The slight increase in pro forma net sales in fiscal 1995 as compared to fiscal 1994 primarily reflected higher service revenues relating to sales of discontinued 19 mm format product spare parts to E-Systems, a former major OEM customer of the Company, offset in part by declining sales of pre-DLT products.

     Pro forma service revenue constituted 11% of pro forma net sales for the six months ended September 30, 1996 as compared to 21% for the comparable period in fiscal 1995, and declined to 16% of pro forma net sales in fiscal 1996 from 29% and 24% in fiscal years 1995 and 1994, respectively. Service revenue in fiscal 1995 reflected a large nonrecurring purchase of spare parts by a major OEM customer, under a program which has since been discontinued. Service revenues have otherwise remained relatively flat over the periods reported, and have declined as a percentage of pro forma net sales because of increasing sales during those periods. The Company anticipates that service revenue in future periods will increase modestly as the twelve month warranty on increasing sales of DLT based products begin to decline and customers begin to acquire service contracts.

     Pro forma international sales represented 28% and 18% of total net sales for fiscal 1996 and the six months ended September 30, 1996. Pro forma net sales include international sales at full fair market value.

     Historical net sales reflect the same trends as pro forma net sales, but were at lower levels as a result of the sale of products to Odetics for resale overseas at the low intercompany prices. The Company has assumed responsibility for international sales effective July 1, 1996, and will assume responsibility for all service activities effective December 31, 1996.

     Gross Profit. Pro forma gross profit as a percentage of pro forma net sales increased to 40.3% for the six months ended September 30, 1996 from 30.5% for the comparable period in fiscal 1996 and increased to 35.9% in fiscal 1996 from 27.4% in fiscal 1995 and 23.3% in fiscal 1994. The increases during the interim periods and in fiscal 1996 were primarily due to improved absorption of manufacturing overhead resulting from continued increases in sales of DLT based products, as well as reductions in the costs of materials for the Company's DLT products. The increased gross margin in fiscal 1995 over fiscal 1994 was primarily due to a higher level of service revenues in fiscal 1995 relating to sales of discontinued 19mm format product spare parts to a former major OEM customer of the Company, which typically generate higher margins. Gross profit margin in fiscal 1995 also reflected to a lesser extent improved margins on the Company's first DLT based library products, as compared to margins on declining sales of the prior generation of pre-DLT products. Average sales prices have declined slightly during fiscal 1996 and the interim period as a result of increased competition, but these declines have been offset by manufacturing efficiencies attributable to higher sales volumes and other cost reductions. The Company expects average selling prices will continue to decline in the future as a result of increased competition, and there can be no assurance that the Company will be able to offset these declines through improved manufacturing efficiencies or otherwise.

     Historical gross profit margins increased to 36.7% in the six months ended September 30, 1996 from 27.9% in the comparable period in fiscal 1996, and were 32.3%, 22.1% and 20.9% for the years ended March 31, 1996, 1995 and 1994, respectively. Historical gross profit margins generally are less than the pro forma gross margins for comparable periods since they do not include gross profit earned by affiliates on sales of the Company's products in international markets and on service revenues and sales of spare parts. Prior to the Company assuming responsibility for European sales and for all service activities in fiscal 1997, the Company's gross profits on sales to affiliates were determined by agreement.

     Research and Development. For the six month period ended September 30, 1996, pro forma research and development expense increased to $1.7 million, or 6.2% of pro forma net sales, from $867,000, or 9.6% of pro forma net sales, for the comparable six month period of fiscal 1996. Pro forma research and development expense decreased 46.7% to $1.7 million in fiscal 1996 (or 5.9% of pro forma net sales) from $3.2 million in fiscal 1995 (or 14.1% of pro forma net sales), and increased 42.1% from $2.3 million (or 11.1% of pro forma net sales) in fiscal 1994. The interim period increase was primarily due to development costs, including development, testing and preproduction manufacturing, incurred in connection with development of the Company's ATL 7100 and Prism products and the incorporation of Quantum's new DLT7000 tape drives into the Company's current products. The decline of research and development expense in fiscal 1996, in both absolute dollars and as a percentage of sales, reflected the completion during fiscal 1995 of the development cycle for the Company's 2640 and 520 series libraries. The increase in research and development expense in fiscal 1995 as compared to fiscal 1994 related to increased engineering labor and related costs, consulting and prototype materials costs incurred in the development of the Company's 2640 and 520 Series of DLT based tape libraries. Management expects the Company's expenditures for research and development generally to increase over time and to be higher during periods of new product development, when significant research and development expenditures are incurred in preproduction manufacturing and testing. Such expenditures may, therefore, fluctuate as a percentage of sales from period to period.

     All research and development is conducted by the Company. Accordingly, no difference exists between pro forma and historical research and development expense.

     Sales and Marketing. Pro forma sales and marketing expense increased 125% to $2.8 million (or 10.5% of pro forma net sales) for the six month period ended September 30, 1996 from $1.3 million (or 14.0% of pro forma net sales) for the comparable six month period in fiscal 1996. Pro forma sales and marketing expense increased 63.5% to $3.7 million in the year ended March 31, 1996 (or 12.7% of pro forma net sales) as compared to $2.3 million (or 9.9% of pro forma net sales) in fiscal 1995, and increased 73.9% from $1.3 million (or 6.4% of pro forma net sales) in fiscal 1994. The interim period increase was primarily due to the Company's efforts to expand its sales and marketing resources, including increased expenditures for advertising, promotion and trade show participation. Such expenses decreased as a percentage of pro forma net sales due to the 200% increase in pro forma net sales that occurred during the period. The increase in fiscal 1996 was primarily due to increased expenses for payroll and related costs incurred in the expansion of the

Company's marketing activity, including advertising and promotion as well as higher sales commissions associated with higher sales. The increase in fiscal 1995 was primarily due to the expansion of the Company's sales organization and increased advertising and promotion expenditures accompanying the introduction of the Company's first DLT based products.

     Historical sales and marketing expense has generally increased in both amount and as a percentage of net sales across all periods, except for the six month period ended September 30, 1996, when sales and marketing expense increased in absolute dollars but declined to 10.5% of net sales from 14% during the same period of fiscal 1996. This decline was primarily attributable to the significant increase in net sales between the two interim periods. Increases across other periods reflect growth in sales and marketing personnel, increased marketing and promotional activity in support of new product introductions, and higher sales commissions.

     General and Administrative. Pro forma general and administrative expense increased 25.8% to $863,000 (or 3.2% of pro forma net sales) for the six month period ended September 30, 1996 from $686,000 (or 7.6% of pro forma net sales) for the comparable six month period in fiscal 1996 . For the year ended March 31, 1996, pro forma general and administrative expense was $1.4 million (or 4.8% of pro forma net sales) which was substantially unchanged as compared to fiscal 1995, and pro forma general and administrative expense increased 16.2% in fiscal 1995 (or 6.1% of pro forma net sales) from $1.2 million (or 5.8% of pro forma net sales) in fiscal 1994. The increases in all periods presented reflect the addition of administrative infrastructure to support increased sales volume.

     Historical general and administrative expense does not include general and administrative expenses incurred by affiliates but reflects the same trends and underlying factors. Pro forma and historical general and administrative expense do not reflect all general and administrative expenses which the Company expects to incur as a standalone entity since certain corporate general and administrative functions have been performed for the Company by Odetics, and the cost thereof has been included in Charges Allocated by Parent.

     Charges Allocated by Parent. Odetics performs certain corporate general and administrative functions and charges the Company a pro rata portion of the costs Odetics incurs for such services. Pro forma charges allocated by parent were relatively flat during the three year period ended March 31, 1996 and the interim period ended September 30, 1996. Charges allocated by parent remained relatively constant during these periods because the Company directly incurred most of the increases in administrative infrastructure necessary to support the growth of its business.

     Historical charges allocated by parent also remained relatively constant in amount over the periods presented, as the Company began to establish a more nearly independent infrastructure and to incur the related expenses directly.

     Nonrecurring Charge. Pro forma nonrecurring charges were $1.4 million and $4.0 million in the years ended March 31, 1996 and 1995, respectively. The fiscal 1996 expense was comprised of legal expenses incurred in connection with litigation with E-Systems, which was settled in May 1996. The charges in fiscal 1995 related to asset write downs, severance costs related to staffing reductions and legal fees incurred in this litigation. The historical nonrecurring charge in fiscal 1995 excludes a $529,000 inventory write down recognized by Odetics for spare parts related to products sold to E-Systems, but otherwise does not materially differ from pro forma amounts in fiscal 1995 or fiscal 1996.

     Interest Charges Allocated by Parent. Odetics has historically advanced funds to meet the Company's capital requirements and has charged the Company interest expense on the resulting intercompany account balance determined using Odetics' cost of the related borrowed funds. Pro forma interest charges by parent increased 3.8% to $929,000 for the six month period ended September 30, 1996 from $895,000 for the comparable six month period in fiscal 1996. Pro forma interest charges by parent increased 49.6% to $1.9 million in the year ended March 31, 1996 as compared to $1.2 million in fiscal 1995, and increased 129% from $542,000 in fiscal 1994. The increase in pro forma interest charges by parent in all periods reflects increased intercompany borrowings necessary to support the Company's working capital requirements and operations.

     Historical interest charges allocated by parent does not reflect the pro forma adjustment for the allocation of interest charges by Odetics representing the increase in the intercompany obligations due to the Company's planned acquisition of the service business of Odetics.

     Income Taxes. The Company is included in the consolidated federal tax return of Odetics. Members of the consolidated group that generate taxable losses are not allocated any tax benefit for such losses if the consolidated group as a whole is profitable. Accordingly, for periods prior to April 1, 1996, during which the Company incurred losses, the Company had no pro forma domestic income tax provision or benefit. In addition, because the Company's losses have been used to offset Odetics' taxable income in the consolidated federal tax returns, the Company has no loss carryforward available to offset future taxable income. The 1994, 1995 and 1996 pro forma provision for income taxes reflects United Kingdom income taxes at an effective rate of 33% of income from European sales of the Company's products and includes $53,000 incurred by the service business of Odetics which will be acquired by the Company.

     For periods subsequent to April 1, 1996, the Company has entered into a Tax Allocation Agreement with Odetics pursuant to which the Company will make a payment to Odetics, or Odetics will make a payment to the Company, as appropriate, in an amount in respect of the taxes shown as due attributable to the operations of the Company on the consolidated federal income tax return filed by Odetics for the short period commencing on April 1, 1997 and ending on the date which the Company ceases to be a member of the Odetics consolidated group. The Company expects to report taxable income in fiscal 1997 and has provided pro forma income taxes at an estimated effective tax rate of 40% for the six month period ended September 30, 1996.

     The provision for income taxes for historical income has been provided at an estimated effective tax rate of 40% of historical pretax income only for the six month period ended September 30, 1996. As discussed above, losses in prior periods did not receive any tax benefit under the Company's tax allocation agreement with Odetics, and the Company has no loss carryforward available to offset future taxable income.

QUARTERLY RESULTS

     The following tables present selected quarterly financial information for each of the six quarters through September 30, 1996 and the percentage relationship of certain items to net sales for the respective periods. This information is unaudited, but in the opinion of the Company's management, reflects all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations.

                                                                     QUARTERS ENDED
                                           ------------------------------------------------------------------
                                           JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                             1995       1995        1995       1996        1996       1996
                                           --------   ---------   --------   ---------   --------   ---------
                                                                     (IN THOUSANDS)
PRO FORMA SUMMARY OF OPERATIONS DATA:
Net sales..............................    $  3,364    $ 5,649     $8,558     $11,839    $ 12,777    $ 14,263
Gross profit...........................       1,115      1,632      2,863       4,939       4,926       5,974
Income (loss) before taxes.............      (1,086)    (1,071)      (191)      1,247       1,552       2,296
Net income (loss)......................      (1,086)    (1,071)      (265)      1,182         931       1,378
HISTORICAL CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales:
  Net product sales....................    $  1,532    $ 3,656     $4,560     $ 8,328    $  9,414    $ 12,769
  Sales to affiliates..................         860        861      2,143       1,996       1,466          --
                                            -------    -------     ------     -------     -------     -------
Total net sales........................       2,392      4,517      6,703      10,324      10,880      12,769
Gross Profit:
  Product sales........................         439        928      1,231       3,273       3,430       4,759
  Affiliate sales......................         286        278        661         639         492          --
                                            -------    -------     ------     -------     -------     -------
Total gross profit.....................         725      1,206      1,892       3,912       3,922       4,759
Expenses:
  Research and development.............         448        419        408         456         585       1,110
  Sales and marketing..................         354        457        711       1,126       1,232       1,283
  General and administrative...........         137        169        172         199         221         325
  Charges allocated by parent..........         226        246        203         258         284         267
  Nonrecurring charge..................          62        395        416         519          --          --
                                            -------    -------     ------     -------     -------     -------
Income (loss) from operations..........        (502)      (480)       (18)      1,354       1,600       1,774
Interest charges allocated by parent...         382        398        425         424         431         386
                                            -------    -------     ------     -------     -------     -------
Income (loss) before income taxes......        (884)      (878)      (443)        930       1,169       1,388
Income taxes...........................          --         --         --          --         468         555
                                            -------    -------     ------     -------     -------     -------
Net income (loss)......................    $   (884)   $  (878)    $ (443)    $   930    $    701    $    833
                                            =======    =======     ======     =======     =======     =======

                                                                       QUARTERS ENDED
                                             ------------------------------------------------------------------
                                             JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                               1995       1995        1995       1996        1996       1996
                                             --------   ---------   --------   ---------   --------   ---------
PRO FORMA SUMMARY OF OPERATIONS DATA:
Net sales................................      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Gross profit.............................       33.1       28.9        33.5       41.7        38.6       41.9
Income (loss) before taxes...............      (32.3)     (19.0)       (2.2)      10.5        12.1       16.1
Net income (loss)........................      (32.3)     (19.0)       (3.1)      10.0         7.3        9.7
HISTORICAL CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales:
  Net product sales......................       64.0%      80.9%       68.0%      80.7%       86.5%     100.0%
  Sales to affiliates....................       36.0       19.1        32.0       19.3        13.5         --
                                               -----      -----       -----      -----       -----      -----
Total net sales..........................      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Gross profit:
  Product sales..........................       28.7       25.4        27.0       39.3        36.4       37.3
  Affiliate sales........................       33.3       32.3        30.8       32.0        33.6         --
                                               -----      -----       -----      -----       -----      -----
                                                30.3       26.7        28.2       37.9        36.0       37.3
Expenses:
  Research and development...............       18.7        9.3         6.1        4.4         5.4        8.7
  Sales and marketing....................       14.8       10.1        10.6       10.9        11.3       10.1
  General and administrative.............        5.7        3.7         2.6        1.9         2.0        2.6
  Charges allocated by parent............        9.5        5.5         3.0        2.5         2.6        2.0
  Nonrecurring charge....................        2.6        8.7         6.2        5.1          --         --
                                               -----      -----       -----      -----       -----      -----
Income (loss) from operations............      (21.0)     (10.6)         .3       13.1        14.7       13.9
Interest charges allocated by parent.....       16.0        8.8         6.3        4.1         4.0        3.0
                                               -----      -----       -----      -----       -----      -----
Income (loss) before income taxes........      (37.0)     (19.4)       (6.6)       9.0        10.7       10.9
Income taxes.............................         --         --          --         --         4.3        4.4
                                               -----      -----       -----      -----       -----      -----
Net income (loss)........................      (37.0)%    (19.4)%      (6.6)%      9.0%        6.4%       6.5%
                                               =====      =====       =====      =====       =====      =====

     Pro forma net sales have increased for each of the last seven quarters (ended September 30, 1996), reflecting higher unit sales quarter to quarter due to increasing market acceptance of the Company's DLT based automated tape libraries. Increases in pro forma gross profit across the periods presented generally reflects manufacturing efficiencies associated with higher sales volume, as well as cost reductions in certain materials included in the Company's DLT product line. Gross profit as a percentage of net sales during the quarters ended March 31, 1996 and September 30, 1996, were higher than in other periods primarily as a result of rapid acceleration of unit sales and lagging growth in infrastructure in the quarter ended March 31, 1996, and a nonrecurring adjustment to inventory reserves during the quarter ended September 30, 1996. Operating expenses also increased sequentially across the quarters presented, commensurately with increases in net sales. Research and development expense tends to fluctuate significantly across periods, depending upon the Company's product development cycles. Such expenses increased significantly in the quarter ended September 30, 1996 reflecting preproduction costs and quality and reliability testing for the Company's new 7100 Series of automated tape libraries, continuing research and development dedicated to products incorporating the Prism architecture expected to be commercially released in calendar 1997, as well as the integration of the new DLT7000 tape drive into the Company's existing products. This level of research and development expenditure is expected to continue for at least several quarters due to new product development activity.

BACKLOG

     The Company builds product to order rather than to forecast, but has achieved a relatively short manufacturing cycle. Accordingly, the Company's net sales during any period are substantially dependent on orders booked and shipped during that period. The Company includes in its backlog those customer orders for which it has received orders and for which shipment is scheduled within the next twelve months; however most orders are filled within 90 days. In general, all purchase orders are cancellable under certain circumstances. As a result of potential cancellation of orders and delays in customer shipments and delivery schedules the Company's backlog at any particular date may not be indicative of actual sales for any succeeding period. At September 30, 1996, the Company's backlog was $5.4 million as compared to $2.4 million at September 30, 1995 and $4.4 million at March 31, 1996 as compared to $1.0 million at March 31, 1995.

     Although the Company builds to order, in order to achieve a reasonably short manufacturing cycle, it must purchase components and subassemblies and incur operating expenses which are relatively fixed in nature based on forecast orders and sales. If orders and revenue do not meet the Company's forecasts in any given quarter, the adverse impact of a shortfall in revenue may be magnified by the Company's inability to reduce expenditures quickly, and could have a material adverse effect upon the Company's results of operations for that period. See "Risk Factors -- Fluctuations in Quarterly Operating Results; History of Operating Losses."

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company's operating cash flow requirements, and capital equipment financing needs have been met primarily through advances from Odetics. In the year ended March 31, 1996 and for the six month period ended September 30, 1996, the Company's aggregate net cash flow provided by (used in) operations was ($3.5) million and $3.0 million, respectively, and its capital equipment requirements were $531,000 and $703,000, respectively. Upon consummation of this Offering, the Company will pay to Odetics the lesser of 40% of the net proceeds of this Offering before deducting estimated offering expenses, or $10 million and will enter into a Promissory Note payable to Odetics representing the balance of its obligation to Odetics (approximately $14.0 million assuming an initial public offering price of $11 per share). Such Note will be due and payable in sixteen equal quarterly installments of principal together with accrued interest at the rate charged to Odetics from time to time by its principal lender (8.25% as of November 30, 1996), commencing June 30, 1997.

     The Company and Odetics are co-borrowers under a joint Loan and Security Agreement (the "Agreement") with Imperial Bank and Comerica Bank-California (together, the "Lenders") and are jointly and severally liable for all amounts advanced to either borrower thereunder. The maximum credit facility is $17.0 million, of which approximately $9.1 million was outstanding at September 30, 1996. The Agreement grants to the Lenders a security interest in substantially all of the Company's assets. Subject to the completion of this Offering and certain other conditions, each Lender has agreed to release the Company from all of its obligations under the Agreement. The Company has also received a commitment letter from Imperial Bank for the establishment of a $5 million line of credit, subject to the completion of this Offering and certain other conditions. No assurance can be given that the commitment letter will result in a binding line of credit. The Company's failure to obtain a binding line of credit could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company entered into a new lease and plans to relocate to its new facility in Irvine, California during the first calendar quarter of 1997. Although the Company has no material capital expenditure commitments, it does anticipate incurring costs of approximately $200,000 for relocation, leasehold improvements and capital equipment for the new facility.

     The Company anticipates that cash flow generated from operations, prospective bank arrangements, and the net proceeds to the Company from the Offering will be adequate to meet its capital requirements and enable it to execute its operating plans and meet its obligations on a timely basis for at least a twelve month period following the completion of the Offering.

                                    BUSINESS

     This Prospectus contains forward looking statements that involve a number of risks and uncertainties including, without limitation, those set forth in "Risk Factors" and elsewhere in this Prospectus. The Company's actual results may differ materially from any future performance discussed in the forward looking statements and in this Business Section.

     The Company designs, manufactures, markets and services automated magnetic tape libraries used to manage, store, and transfer data in networked computing environments. The Company is a leading provider of Digital Linear Tape ("DLT") automated tape libraries for the high end of the networked computing market (one terabyte capacity and above), shipping over 2,000 systems during the past three years. The Company's products provide a high performance, reliable, cost effective and scaleable storage solution for organizations requiring the backup, archival and recovery of critical computer data.

     The Company's products incorporate DLT tape drives as well as the Company's proprietary IntelliGrip cartridge handling system, providing end users with rapid and reliable access to computer data across a wide variety of networks. The Company believes that the growing market acceptance of DLT technology has been driven by a number of factors, including performance, cost, reliability and durability advantages over competing storage technologies. The Company's proprietary robotics system within each automated tape library provides additional speed and reliability due to the accurate and timely manner in which tape cartridges are loaded and unloaded into the DLT drives. The Company's products are compatible with commonly used network operating systems, protocols and topologies as well as with a broad range of storage management software. In addition, these products are highly scaleable and permit maximum flexibility of configuration. For example, the Company's 2640 Series is capable of storing 9.2 terabytes of data as a standalone unit or up to 46 terabytes of data with the SystemLink Option, which links up to five 2640 units together for larger storage requirements.

INDUSTRY BACKGROUND

     In recent years, there has been a rapid proliferation of computers throughout business organizations and a corresponding increase in the amount of data that is generated, analyzed, distributed and stored. As a result, the amount of disk storage capacity has grown significantly during recent years. According to International Data Corporation, shipped hard disk capacity grew from 76,000 terabytes in 1995 to an estimated 185,000 terabytes in 1996, and is projected roughly to double on an annual basis through the year 2000. This growth in the amount of data generated and stored has been driven by growth in the installed base of computers, complex enterprise wide software applications used in open system environments, and the emergence of data intensive image, voice, video and multimedia processing. The increased demand for storage products has also been fueled by a reduction in the cost of storage by 40% to 60% annually over each of the past three years.

     Concurrently, with the increase in data storage requirements, business processes have transitioned from manual operations and mainframe based systems to complex and sophisticated networked computing environments in which critical data is widely distributed throughout an organization. Strategic Research Corp. estimates that the average amount of data stored in Unix networks will increase from 138 gigabytes in 1994 to approximately 583 gigabytes in 1999. As dependence on shared data has become more prevalent, network users are increasingly relying on rapid access to computer files and data including sales and marketing data, customer information, accounting records, project specifications and other business critical information stored across local and wide area networks. In addition, organizations are seeking to access and analyze large volumes of data previously stored in archives through data warehousing and data mining techniques in order to better manage and track their customer interactions and business processes.

     As both the volume and importance of data distributed across networks has increased, the efficient and cost effective protection, management and availability of stored data have become critical components of the overall management of the network. The demand for effective access to this data has generated a wide variety of storage management solutions utilizing both magnetic and optical disks and a range of magnetic tape technologies. Each of these solutions involves compromise among a variety of factors including data integrity and reliability, cost, capacity, speed and scaleability. Most data management systems are optimized for backup, archival, disaster recovery or hierarchical storage management ("HSM"). HSM, an established application in the mainframe market and an emerging feature of the network computing environment, classifies stored data according to the frequency and timeliness with which the organization requires access to such data, providing rapid access to critical data and less immediate retrieval of infrequently used data.

     Cartridge based magnetic tape has emerged as the medium of choice for backing up, archiving and recovering data in distributed computing environments due to its cost effectiveness, high reliability and its ability to provide nearline availability of data. Magnetic tape solutions have evolved considerably over the past twenty years and have historically included two distinct technologies: linear recording technology such as the 3480 and QIC which provided high data integrity and rapid data accessibility but relatively low storage density; and helical tape technology such as the 8 mm and 4 mm tape systems which provided higher density, but generally resulted in lower data transfer rates, increased maintenance requirements, less effective access to random data and reduced data integrity.

     DLT, a tape format introduced by Digital Equipment Corporation ("DEC") in 1993 and acquired by Quantum in 1994, incorporates the key advantages of linear recording and helical tape technologies into a single technology. DLT is a high performance, half inch, linear serpentine recording tape solution designed to meet the capacity and reliability needs of high duty cycle applications such as network server backup devices, midrange applications, multimedia processes and online transactions. DLT utilizes a simple tape path and operates at a low, constant tension, minimizing the wear on both the tape and head. The Company believes DLT tape drives offer certain performance, durability, error correction, cost and reliability advantages over competitive technologies, including high speed data transfer rates, greater capacity and better data integrity than other tape formats, and, in general, represent an ideal balance between price and performance for the distributed computing environment.

     In selecting alternatives for the protection, management and storage of data, network administrators are primarily concerned with providing a storage solution that meets their own needs for availability and capacity. To provide a complete storage solution, however, tape library systems must also meet the demanding needs of users relying on the network on a continuing basis. Therefore, key criteria used to evaluate storage alternatives also include the following: (i) reliability of the mechanical assemblies which handle and transport storage media, (ii) the degree of system automation, (iii) the compatibility with existing network operating systems, protocols and topologies,
(iv) the expandability and upgradeability of the storage device over time, (v) the expected life cycle of the product, and (vi) the physical configuration of the equipment. All of these factors must be considered in the context of the overall operational cost of a given storage system, which includes both the upfront cost of a particular storage system, as well as the annual cost of operating, maintaining and supporting the systems and its users.

THE ATL SOLUTION

     The Company's automated tape libraries provide a high performance, cost effective, scaleable data storage solution for the protection, management and accessibility of stored data across distributed networks. The Company's products utilize DLT technology which is rapidly becoming a standard storage solution for backup, archival and disaster recovery applications within the distributed computing market. The Company's automated tape libraries incorporate the Company's proprietary IntelliGrip robotics for the reliable, accurate and high speed handling and loading of the DLT tape cartridges. These robotics provide improved access times, reduced occurrence of human error and greater automation which permits unattended automated backup and archiving. The Company's products offer compatibility with commonly used network operating systems, protocols and topologies, as well as with a broad range of storage management software. The Company's products permit the network user prompt and convenient access to stored data within the time constraints imposed by critical business operations. In addition, the modular and scaleable design of the Company's products enables users to upgrade storage capacity readily as their storage needs continue to grow. The Company believes that its comprehensive knowledge of network storage will enable it to provide additional cost effective storage solutions as storage technologies and network architectures and technologies continue to evolve.

STRATEGY

     The Company's objective is to be the leading provider of automation solutions for the management of data storage in distributed computing environments. Key elements of the Company's strategy include the following:

     Maintain Technological Leadership. The Company is a leading provider of DLT based storage solutions. The Company's products utilize advanced technologies such as the IntelliGrip robotics systems and sophisticated control software in order to provide a high degree of reliable, cost effective and user friendly storage systems. The Company intends to continue to dedicate significant resources to develop products incorporating improved proprietary robotics and advanced network connectivity, and to incorporate additional evolving storage technologies and applications such as HSM. In mid-1997, the Company expects to introduce a new generation of automated tape library systems incorporating its Prism(TM) architecture, integrating into its system a high performance, industry standard PCI bus. Libraries utilizing this architecture will address an expanded range of applications from backup of Windows NT networks to large data mining and warehousing applications.

     Incorporate New Software Based Functionality. The Company is developing additional software elements to complement its automated tape libraries and to enhance their functionality in system monitoring and volume management. These software elements will comply with industry standard application programming interfaces, including the Simplified Network Management Protocol ("SNMP") and Java Management Applications Programming Interface ("JMAPI"), and will permit remote access for system monitoring and management within the internal network and across the Internet.

     Broaden Market Coverage. The Company's Prism product line is intended to extend the Company's market position in distributed computing environments to pursue opportunities at both the high end and low end of the automated tape library market. At the low end, the Company plans to address the rapidly emerging NT network opportunity by providing much of the high end functionality featured in the Company's current products in a smaller, lower capacity entry level product. The initial Prism product is expected to consist of a rack mounted system having a capacity of 0.25 terabytes, and to offer effective migration paths to higher capability and higher performance systems. At the high end of this market, the Company intends to leverage critical elements of the hardware in different system configurations to address high performance data warehousing applications.

     Enhance Indirect Distribution Channels. The Company sells its products primarily through a leveraged indirect channel consisting of selected VARs who have a strong market presence, have demonstrated the ability to work directly with the end users, and who maintain relationships with major vendors of storage management software. The Company intends to continue to devote substantial marketing resources to support this important distribution channel. In addition, the Company is implementing programs such as its expanded demonstration equipment plan, warranty programs and "Certified Maintainer" programs to complement the capabilities of its reseller channel partners. The Company believes its VAR distribution channels to be particularly important for emerging segments of the market where customer relationships and support are critical to product acceptance.

     Strengthen and Expand OEM Relationships. The Company also has established and is pursuing additional relationships with major OEM customers and platform and storage system vendors who the Company believes are essential to its continued revenue growth and to the development of both its technology and operating processes. The Company's OEM customers include Auspex, DEC, EMC and Sun Microsystems, among others. The architecture of the Company's Prism(TM) product line, which was developed in close cooperation with existing and potential OEM customers, provides substantially enhanced compatibility with a wide range of hardware and software interfaces. This more flexible architecture creates a significant opportunity for the Company's OEM customers to add their own proprietary technological functionality to the Company's automated tape libraries, and to provide differentiated product offerings which would include the Company's automated tape library as a fully integrated element.

     Provide Extensive Customer Support. The Company maintains two dedicated service centers and has qualified more than 25 of its VAR and OEM customers as certified maintenance providers to ensure prompt and reliable service of the Company's products. The Company also works closely with its OEM customers in the development of their products in order to obtain valuable input from end users and to expedite product development. The Company believes extensive customer support is an essential element of its success and intends to increase its focus on customer service and support in the future.

PRODUCTS

     The Company's product families consist of the ATL 7100, the ATL 520 and the ATL 2640 Automated DLT Library Series. Within each product family, customers may specify the type and quantity of DLT drives, the maximum number of cartridges and a number of interface options. The Company's products are compatible with major hardware platforms including Sun Microsystems, DEC, Hewlett Packard, IBM and Silicon Graphics, and are supported by approximately 40 storage management software applications.

     The Company's products are specifically designed electromechanical and robotic systems under the precise digital control of dedicated electronics utilizing the Motorola 68332 microcontroller. These electronics control the robot, load port, tape drives, control panel, position sensors and environmental sensors. The products also include a wide variety of SCSI-2 interfaces configured to meet specific needs of end users. The wide SCSI-2 interface permits data transfer at rates up to 20 megabytes per second on each host connection. The assignment of the library and drives among the SCSI interfaces may be selected at installation of the products. The products permit sharing of the library among several hosts to permit, for example, concurrent backup from several local area networks.

     All of the Company's current products are based upon DLT technology which is a high performance, half inch, linear serpentine recording tape solution designed to meet the capacity and reliability needs of high duty cycle applications such as network backup servers, midrange data servers, multimedia processing, and online transaction processing. DLT utilizes a simple tape path and operates at a low, constant tension which minimizes both head and tape wear. The Company believes that DLT tape drives offer certain performance, reliability, durability, error correction and cost advantages over competitive technologies which result in greater capacity, higher transfer rates and better data integrity than other tape offerings.

     The Company's products have demonstrated high field reliability comparable to RAID disk arrays, even surpassing the Company's own rigid specifications. The Company has also demonstrated that DLT drives exhibit greater reliability within the Company's products than in other applications. The 7100 Series and 520 Series require only minimal installation support and have twelve month recommended preventive maintenance intervals. In addition, the scaleable architecture of the Company's products permits maximum flexibility in configuration and permits the upgrade of installed products to increase capacity, throughput or connectivity. This versatility allows end users to purchase entry level systems at lower costs and to upgrade those systems in a cost effective manner as their data management needs grow.

     The Company's products share the following common features:

     Advanced Robotics. The Company's products include the Company's IntelliGrip precision cartridge handling system which is designed to load and unload the drives in a highly accurate and controlled manner, thus increasing cartridge longevity and enhancing system reliability. The IntelliGrip system features automatic calibration and precisely controlled force which enables the IntelliGrip to firmly grasp and gently exchange the DLT cartridges reducing wear contaminants.

     Unique System Configurations. The Company's products are manufactured from electronic and electromechanical subassemblies which have been uniquely designed to meet the demanding requirements for reliable automation by the DLT technology. The frames of the libraries, for example, utilize a welded unibody construction technique to provide a highly stable environment for the robotics instead of the more typical rivet or screw construction techniques. Each product series utilizes an architecture which can be adapted to a wide range of product configurations. Because the Company's product families are typically designed to address different market segments, several configuration options are available within each product family.

     System Compatibility. The Company's products incorporate industry standard interfaces and protocols and, therefore, are compatible with most common platforms and operating systems used in the networked computing environment. The Company has developed the active support of over 40 key storage management software developers for the Unix, NT and NetWare environments to expand the compatibility of the Company's products to include the widest possible range of data management applications. Currently, most Unix data management applications directly support the Company's products and, as data management requirements increase in the NetWare and NT environments, a growing number of applications for these network operating systems have begun providing direct support.

     The following table illustrates the common configuration options for the Company's products:



                                     TYPE OF       NO. OF     CARTRIDGE      LIBRARY         LIBRARY
                                   TAPE DRIVES     DRIVES     CAPACITY      CAPACITY*      THROUGHPUT*
                                   -----------     ------     ---------     ---------     -------------
                                                                              (TB)        (GB/PER HOUR)
    7100 SERIES
      ATL 2/68...................     DLT 4000        2           68           1.4             10.8
                                      DLT 7000        2           68           2.4             36.0
      ATL 4/100..................     DLT 4000        4          100           2.0             21.6
                                      DLT 7000        4          100           3.5             72.0
      ATL 7/100..................     DLT 4000        7          100           2.0             37.8
                                      DLT 7000        7          100           3.5            126.0
    520 SERIES
      ATL 2/28...................     DLT 4000        2           28           0.6             10.8
                                      DLT 7000        2           28           1.0             36.0
      ATL 4/52...................     DLT 4000        4           52           1.0             21.6
                                      DLT 7000        4           52           1.8             72.0
    2640 SERIES
      ATL 2640...................     DLT 4000        3          264           5.3             16.2
                                      DLT 7000        3          264           9.2             54.0
      ATL 6/176..................     DLT 4000        6          176           3.6             32.4
                                      DLT 7000        6          176           6.2            108.0
      ATL 9/88...................     DLT 4000        9           88           1.8             48.6
                                      DLT 7000        9           88           3.1            162.0

---------------
* All values reflect native (uncompressed) mode.

  7100 SERIES

     In November 1996, the Company announced the introduction of its 7100 Series. The 7100 Series affords a cost effective solution for enterprise system administrators by providing multi-terabyte backup and archiving capability in a compact system configuration, with a high degree of commonality with the products in the 520 Series in terms of parts, operations and training. The 7100 Series was designed for network environments requiring online disk capacities which will exceed 250 gigabytes in the near future. The products in the 7100 Series are particularly appropriate for environments which already contain products in the 520 Series due to the high degree of operational and support compatibility between these two product families. The 7100 Series also represents an attractive choice for rapidly growing network environments as a result of the relatively low entry costs of these products and the significant potential offered for cost effective field upgrades.

     The 7100 Series currently includes twelve product configurations which contain between two and seven DLT4000 or DLT7000 drives and are available with either a 68 or 100 maximum cartridge capacity. The 7100 Series delivers capacity ranging from 1.4 to 3.5 terabytes and backup performance of up to 126 gigabytes per hour. A fully configured 7100 library achieving a 2:1 data compression can backup a one terabyte database in only four hours. In addition, the 7100 Series libraries can provide room for seven generations of a single terabyte backup. The 7100 Series also includes several advanced features such as a touch screen control panel with a browser-like GUI for "point-and-click" library management as well as enhanced access to both the DLT drives and cartridges. The 7100 Series will also permit "hot swap" of the DLT drives during library operation to maximize library availability. The Company intends to ship its first products in the 7100 Series during the first calendar quarter of 1997. The end user list prices for products in the 7100 Series typically will range from approximately $65,000 to approximately $130,000 depending primarily on drive configuration.

  520 SERIES

     The Company introduced the 520 Series departmental libraries in 1995 for Unix network environments. The design of the 520 Series was optimized for the DLT4000 and DLT7000 drive technology. The 4/52 and 2/28 models of the 520 Series are designed for the demanding networked computing environment. The 4/52 models primarily address high speed backup, archiving and HSM applications while the 2/28 models are used by companies making the transition from single drive to multiple drive data storage management and are easily upgradeable to address future requirements.

     The 520 Series currently includes sixteen product configurations which contain either two or four DLT4000 or DLT7000 drives and are available with either a 28 or 52 maximum cartridge capacity. The 520 Series delivers capacity ranging from 0.6 to 1.8 terabytes and backup performance of up to 72 gigabytes per hour. All of the products in the 520 Series have demonstrated extremely high field reliability and have achieved DLT drive reliability which exceed the manufacturer's specifications. The Company has shipped over 1,200 products in the 520 Series to date. The end user list prices for products in the 520 Series generally range from approximately $50,000 to approximately $75,000 per library depending primarily on drive configuration.

  2640 SERIES

     The 2640 Series was the Company's first product family to incorporate DLT technology. The 2640 was originally developed pursuant to a strategic alliance with DEC in 1993. The basic architecture of the 2640 was adapted from the Company's earlier developments in midrange 3480 and 3490 tape libraries. The 2640 Series is sold primarily to the data intensive midrange segment of the market. The 2640 Series products are used by companies which require unattended backup of large quantities of data in a safe, reliable manner and by organizations which have migrated to more demanding HSM applications. The flexible design of the 2640 Series may be adapted to a variety of configurations to deal with large amounts of data and is easily upgraded to meet future needs in terms of both data capacity and transfer rate.

     Libraries in the 2640 Series are controlled by the host computer through either an RS-232C or a SCSI-2 interface. Products in the 2640 Series may be integrated into configurations of up to five units which can be operated as a single library to accommodate significant growth in end user requirements. The 2640 Series currently includes nine product configurations which contain between three and nine DLT4000 or DLT7000 drives and have maximum capacities ranging from 88 to 264 cartridges. The 2640 Series delivers capacity ranging from 1.8 to
9.2 terabytes per unit and backup performance of up to 162 gigabytes per hour per unit. End user configurations of up to five units in the 2640 Series can be created with the SystemLink option either at system installation, or at a later time as requirements grow. The end user list prices for products in the 2640 Series generally range from approximately $75,000 to approximately $155,000 depending primarily on drive configuration.

PRODUCTS UNDER DEVELOPMENT

     PRISM SERIES. In 1997, the Company expects to introduce a new generation of automated tape library systems which will include a high performance, industry standard PCI bus, to address both the emerging NT market and large data mining and warehousing applications. One of the initial Prism(TM) products will consist of a rack mounted system with a capacity of 0.25 terabytes, and will offer effective migration paths to higher capability and higher performance systems. The Company intends to develop future versions within this product family which will also contain features to increase speed and cartridge capacity and to enhance their integration into both high end network and data archiving applications. The initial Prism products were developed in close cooperation with existing and potential OEM customers and provide substantially enhanced compatibility with a wide range of hardware and software interfaces. Current automated tape library architectures are restricted by the SCSI-2 specification which limits the integration of these products into complex systems and network topologies. The Prism architecture will permit remote monitoring and management of libraries distributed throughout an enterprise, provide interface flexibility for a wide range of network and channel protocols (including SCSI, FDDI, FC/AL and ATM), and facilitate a much closer integration between the library and other elements of the storage management system. These products also provide significant added value opportunities for the Company's OEM partners.

     SOFTWARE ENHANCEMENTS. The Company is developing additional software elements to complement its automated tape libraries and to enhance their functionality in system monitoring and volume management. These proprietary software elements will comply with industry standard application programming interfaces, including SNMP and JMAPI, and will provide remote access for system monitoring and management within the internal network and across the Internet.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are principally focused on the development of new generations of storage products for the networked computer market. The Company employs 37 engineers and maintains key design teams in the areas of electromechanical, electronic, software, system and process design. The Company has also engaged a number of third parties for product development activities including a recently announced OEM relationship with Veritas Software to develop the industry's first Internet tape library management product. In addition, the Company continuously solicits and receives consultation from its end users regarding system features and capabilities, and works closely with its OEMs during the development and integration of the OEM products.

     In the near future, the Company intends to focus its development activities to continue to accommodate advances in DLT technology for integration into the Company's current products. As leading supplier of DLT libraries, the Company has been able to work closely with Quantum during the early stages of the development of the new DLT7000 drive which has facilitated the Company's rapid development of products using this new technology. While all of the Company's products currently feature DLT technology, the Company believes the continued system evolution in the networked computing market has led to an increasing need for automated tape libraries which provide functional capabilities beyond those available with current DLT technology. Accordingly, the Company continues to evaluate emerging drive technologies which it believes will complement DLT.

     The Company has gained significant expertise in the development of automated tape libraries which extends beyond DLT technology and includes, among other things, process automation knowledge and systems design and management experience. The Company intends to continue to leverage this expertise to support the development of additional removable storage media technologies which it anticipates will play an important role in the distributed computer market. The Company believes this expertise, together with its experience with a wide variety of tape media, will enable the Company to adapt its products to accommodate evolving storage technologies. There can be no assurance that the Company will be able to make such adaptations on a timely basis, if at all.

     The Company believes that, in order to provide comprehensive solutions for the emerging requirements of storage management, it must also design and introduce tape libraries that incorporate embedded firmware and software to further support archiving, data warehousing and HSM applications. The Company is currently developing software elements which will complement the use of its products in the Unix market and which will enhance the introduction of its products into the rapidly developing NT market. These products, which are being developed in conjunction with Veritas Software, a major file system provider, will permit monitoring and management of the Company's products either within a network structure or through resources such as an enterprise wide intranet and the Internet, and should substantially improve the efficiency and effectiveness of the use of multiple libraries within a single organization. In addition, these products will permit volume management of libraries without requiring extensive backup, archiving or HSM applications, thereby making the products more attractive for smaller scale networks, representing a majority of the NT installations.

     The data storage market is characterized by rapid technological change and is highly competitive with respect to product innovation and introduction. The Company believes its continued success depends in part on its ability to enhance its existing products and develop new products that incorporate the latest technological advancements. While the Company intends to continue to make significant investments in research and development, there can be no assurance that it will be able to modify its existing products or introduce new products which incorporate new storage technology on a timely basis, if at all.

COMPETITION

     The Company competes directly, both domestically and internationally, with a number of companies offering data storage products using various technologies, including Sun Microsystems, Silicon Graphics, Compaq, Hewlett-Packard and others. The Company's principal competitors in the DLT segment of the market include ADIC, Breece Hill Technologies, Hewlett-Packard and StorageTek. DLT is still an emerging technology and currently represents one of the smallest segments of the tape storage market. The Company competes indirectly with a large number of manufacturers offering tape storage systems using formats other than DLT including 8 mm, 4 mm (DAT), 3480 and QIC who have larger installed bases and may be expected to continue to provide intense competition for the DLT format. These competitors include ADIC, Exabyte, Fujitsu, Hitachi, IBM, Spectra Logic and StorageTek. The Company anticipates these competitors will expand the functionality and performance of their selected storage technologies to compete effectively with DLT. In addition, if DLT continues to maintain market acceptance, many of these competitors could elect to offer DLT systems. The Company also expects increased competition from large integrated computer equipment companies, many of whom have historically incorporated their own tape storage products into their mainframe systems, and are broadening their focus to include the distributed computing market. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Many of the Company's current and potential competitors have substantially greater name recognition and financial, marketing, technical and other resources than the Company. The Company's current and potential competitors may develop new technologies and products that are more effective than the Company's products. In addition, many of these companies sell directly to end users, which the Company believes may provide a competitive edge over the Company when marketing either similar products or alternative data storage solutions. The Company is not ISO-9000 certified, unlike certain of its competitors, which may limit certain customers' ability to purchase directly from the Company. There can be no assurance that the Company will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on the Company's business, operation results and financial condition.

     The market for the Company's products is highly competitive and is characterized by rapidly changing technology and evolving standards. The Company believes that its ability to compete depends on a number of factors, including the success and timing of new product development by the Company and its competitors, compatibility of the Company's products with a broad range of computing systems, product performance, reliability and price, and customer support. The Company believes that the principal competitive factors in the networked computing market are storage capacity, data transfer rate, low cost of ownership, price, product quality and reliability, timing of new product introductions and ability to meet customer volume needs.

SALES AND MARKETING; PRINCIPAL CUSTOMERS

     The Company markets and sells its products through indirect sales channels comprised primarily of VARs and OEMs pursuant to strategic arrangements and individual purchase agreements. Sales of new technological advancements are often initially made through VARs who generally evaluate, integrate and adopt new technology more quickly than OEMs. As a technology achieves greater market acceptance, OEM sales generally have represented an increased portion of the sales of the products incorporating that technology. During the year ended March 31, 1996, direct sales to VARs and OEMs accounted for approximately 70% and 30%, respectively, of the Company's net sales.

     The Company has relationships with more than 100 VARs who integrate the Company's products with storage management software to provide comprehensive storage solutions. The Company has certified 40 independent software developers including EMC, Hewlett-Packard, Legato, OpenVision, Spectralogic and Workstation Solutions, among others, who provide storage management software which is compatible with the Company's products. The Company's strategy is to pursue VARs who have expertise in storage management, strong established relationships with end users and the experience to understand and respond to their customers' critical needs. The Company typically enters into a one year Reseller Agreement with its VARs, which are usually subject to cancellation by the Company in the event the VAR does not meet certain requirements. The Company provides marketing and training support for its VARs and offers cooperative marketing programs to certain VARs.

     The Company has also entered into agreements with several major OEMs, including, among others, Auspex, DEC, EMC and Sun Microsystems, who incorporate the Company's products into systems sold by the OEMs. The Company has entered into strategic relationships with certain of these OEMs which has enabled the Company to work with OEMs early in their product development cycle thereby providing valuable development feedback to the Company. The sales cycle for OEMs often encompasses a long lead time and generally involves extensive product and system qualification, evaluation, integration and verification. The Company believes the OEM channel is also critical to the Company's success because OEMs have traditionally taken a more active role in the development, support and servicing of the Company's products.

     The Company's maintains five regional sales offices in the United States based in Boston, Chicago, Dallas, San Francisco and Washington to facilitate close cooperation and communication with its VAR and OEM customers. The Company also employs four international sales managers who assist in the marketing of the Company's products to VARs and OEMs throughout Europe and Asia. International sales constituted approximately 28% of the Company's sales during the year ended March 31, 1996. The Company anticipates that international sales will continue to represent an increasing portion of the Company's net sales. Sales to customers outside the United States are subject to certain risks. See "Risk Factors -- International Operations; Risks Associated with International Sales."

     A small number of customers have historically accounted for a substantial portion of the Company's net sales. Sales to DEC and DataLink accounted for approximately 20.1% and 8.4%, respectively, of the Company's net sales during the year ended March 31, 1996. Sales to EMC and DEC accounted for approximately 11.8% and 10.6%, respectively, of the Company's net sales for the six months ended September 30, 1996. No other customer accounted for 10% or more of sales during this period. The Company's ten largest customers; however, accounted for an aggregate of 57.4% of the Company's sales during the eighteen month period ended September 30, 1996.

END USERS

     End users of the Company's products include a number of large corporations in a variety of industries. A representative list of end users of the Company's products is set forth below:

     TELECOMMUNICATIONS

     ADC Telecommunications, Inc.
     AT&T Corporation
     Bell Northern Research
     Hughes Aircraft Company
     Warner Brothers Inc.

     TRANSPORTATION

     British Airways
     BMW
     Ford Motor Company
     Rover Group PLC

     FINANCIAL SERVICES

     Bank of Boston Corporation
     MBNA America Bank, N.A.
     Swiss Bank Corporation

     HEALTH SERVICES

     Aetna, Inc.
     HealthNet

     TECHNOLOGY

     Adobe Systems Incorporated
     Advanced Micro Devices, Inc.
     CREO Products, Inc.
     Electronic Data Systems Corporation
     Hewlett-Packard Company
     Intel Corporation
     Motorola, Inc.
     Nokia Corporation
     Sun Microsystems, Inc.
     Texas Instruments Incorporated

     INDUSTRIAL

     Arco Chemical Company
     Chevron Corporation
     Mattel, Inc.
     Carolina Power and Light Company
     Wisconsin Power & Light Company

     RESEARCH AND DEVELOPMENT

     CERN (Centre Europeen pour la Recherche Nucleaire)
     Charles Stark Draper Laboratory, Inc.
     National Oceanic and Atmospheric
       Administration (NOAA)
     Sandia Laboratory
     USAF -- Edwards Air Force Base

CUSTOMER SERVICE AND SUPPORT

     The quality and reliability of the Company's products and the ongoing support of these products is a key element of the Company's business. All of the Company's products include a one year warranty which provides onsite customer assistance on the next business day in the United States. In addition, warranty coverage may be upgraded to include onsite customer assistance with a four hour response time, which assistance is available 24 hours per day, seven days a week.

     The Company maintains two dedicated service centers and has qualified more than 25 of its VAR and OEM customers as certified maintenance providers ("CMPs") to service and provide support for the Company's products. The Company provides a formal training program for its CMPs. The CMPs often provide the initial physical response for onsite repairs, typically replacing parts and possibly even reconfiguring the systems. The CMPs also gather critical data at each call which enables the Company to continue to monitor its robotics systems.

     To supplement its own nationwide field service program, the Company has contracted with a national organization to provide on-call field service to the Company's customers.

MANUFACTURING

     The Company manufactures all of its tape libraries at its facility in Anaheim, California. The Company's manufacturing operations currently occupy approximately 25,000 square feet which the Company leases from Odetics. The Company has leased and plans to relocate its corporate headquarters and manufacturing facilities to a new 120,000 square foot facility located in an industrial complex in Irvine, California, during the first calendar quarter of 1997, of which approximately 50,000 square feet will be attributed to manufacturing space. The Company currently operates three assembly lines during one daily eight hour shift and plans to expand to four lines in its new Irvine facility.

     The Company manufactures the robotics subassemblies used in its automated tape libraries and performs final assembly and testing of purchased components. The Company's manufacturing processes consist primarily of final systems integration and quality assurance. Seventy percent of the manufacturing process consists of quality assurance and testing which is conducted on a 24 hour basis. The Company depends, to a large degree, on outside suppliers to provide most of the components incorporated in the Company's products including the DLT drives, circuit boards, moldings and chassis. The Company intends to continue to outsource as much of the manufacturing as possible in order to maximize manufacturing flexibility. While many of the parts and components used in the Company's products are available from a number of fabricators in California, the DLT drives are available only from a single supplier, Quantum. Quantum may terminate its agreement with the Company for any reason upon 90 days notice. Any disruption in the Company's relationship with such supplier would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Quantum." In addition, the Company currently purchases most of its circuit boards from one supplier. The Company has, however, qualified a second supplier who can also provide the boards.

EMPLOYEES

     At November 30, 1996, the Company employed 152 employees, including 54 in manufacturing, 37 in engineering, 28 in customer service, 21 in sales and marketing and 12 in finance and administration. The Company also employs a small number of temporary and contract employees. The Company is not a party to any collective bargaining agreement or other similar agreement. The Company has not experienced any work stoppages to date. The Company believes that its relationship with its employees is good.

FACILITIES

     The Company's principal administrative, engineering and manufacturing facilities are located in one 65,000 square foot facility in Anaheim, California, which the Company leases from Odetics for which the Company is charged approximately $60,000 per month which includes the Company's share of the operating expenses, property tax and insurance premiums on the building. The Company plans to relocate its corporate headquarters and manufacturing facilities to a new 120,000 square foot facility in Irvine, California during the first calendar quarter of 1997. The new lease expires in October 2003, but the Company has an option to extend the lease for an additional five year period. The Company believes this new facility will be sufficient for its needs through at least the next five years. The Company also leases office space for its sale representatives in Boston, Chicago, Dallas, Washington, D.C., England, Germany and Taiwan.

LEGAL PROCEEDINGS

     In the ordinary course of business, the Company may be involved in legal proceedings from time to time. As of the date of this Prospectus, there are no material legal proceedings pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's executive officers and directors as of the date of this Prospectus:

               NAME                   AGE             POSITION WITH THE COMPANY
-----------------------------------   ---     -----------------------------------------
Kevin C. Daly, Ph.D. ..............   52      President, Chief Executive Officer and
                                              Chairman of the Board
Gregory A. Miner(1)................   42      Chief Financial Officer
Chester Baffa......................   56      Vice President, Marketing and Sales
Todd Kreter........................   37      Vice President, Operations
Steve Morihiro.....................   38      Vice President, Engineering
James A. Pipp......................   51      Vice President, Controller and Secretary
Mark Spowart.......................   45      Vice President, Worldwide Sales
Joel Slutzky.......................   57      Director
Crandall Gudmundson................   65      Director

---------------
(1) Mr. Miner is the Chief Financial Officer of Odetics and is serving as Chief Financial Officer of the Company on an interim basis pending the Company's retention of a successor.

     Kevin C. Daly, Ph.D. has served as President and Chief Executive Officer and a member of the Board of Directors of the Company since its formation in January 1993, and Chairman of the Board since December 1996. Dr. Daly has served as a member of the Board of Directors of Odetics since June 1993 and as Vice President and Chief Technical Officer of Odetics since 1985 when he joined Odetics. From March 1974 until June 1985, Dr. Daly served as Director of Control and Dynamics Division of the Charles Stark Draper Laboratory. During that period, Dr. Daly participated in the design and development of guidance, navigation and control systems for several major space programs including the United States Space Shuttle program. Dr. Daly served as a manager of electronic systems for a major space program of the United States Air Force from March 1970 to March 1974. Dr. Daly has also served on several advisory committees to the United States Government. Dr. Daly holds a Bachelor of Science degree in Electrical Engineering from the University of Notre Dame, and a Master of Science, a Master of Arts and a Ph.D. degree in Engineering from Princeton University.

     Gregory A. Miner has served as Vice President of Finance and Chief Financial Officer of the Company and Odetics since January 1994. Prior to joining the Company, Mr. Miner served as Vice President, Chief Financial Officer and a member of the Board of Directors of Laser Precision Corporation, a manufacturer of telecommunications test equipment, from January 1984 until December 1993. Mr. Miner has a Bachelor of Arts degree from California Polytechnic State University, San Luis Obispo, and is a certified public accountant.

     Chester Baffa has served as Vice President, Marketing and Sales since June 1996. Prior to joining the Company, Mr. Baffa was Senior Vice President, Marketing and Sales at Micropolis Corp., a manufacturer of high capacity disk and RAID storage products from April 1983 until September 1994. Prior to April 1983, Mr. Baffa was Vice President, Marketing and Sales at Oki Data Corp. Mr. Baffa holds a Bachelor of Arts degree in Economics from Allegheny College.

     Todd Kreter has served as the Company's Vice President, Operations since June 1996 and as Director of Operations from January 1993 until June 1996. Mr. Kreter served as a project manager at Odetics from 1986 until 1992. Mr. Kreter was an engineering manager for Omutec, a division of Odetics which is engaged in production of flight control hardware for commercial and military aircraft from 1986 until 1989. Prior to 1986, Mr. Kreter was a research and development engineer at Ford Aerospace Corporation. Mr. Kreter holds a Bachelor of Science degree in Mechanical Engineering from California State University, Fullerton.

     Steve Morihiro has served as the Company's Vice President, Engineering since June 1996. Mr. Morihiro served as the Company's Director of Engineering from December 1994 until June 1996, as engineering manager from October 1992 until December 1994 and as a Project Manager from January 1992 until October 1992. Mr. Morihiro served as a mechanical engineering manager at Odetics for the Advanced Intelligent Machines division from October 1990 until October 1991 and as operations manager from October 1991 until December 1991. Prior to joining Odetics, Mr. Morihiro served from 1979 until 1982, and then again from 1983 until 1990, in various engineering and program management capacities at Western Design Corporation, a developer and manufacturer of material handling equipment for the defense industry. Mr. Morihiro holds a Bachelor of Science degree in Mechanical Engineering from the University of California at Berkeley, and a Master of Science degree in Physics from the University of California at Irvine.

     James A. Pipp has served as the Vice President, Controller since June 1996 and as Controller since January 1993. From 1981 to 1993, Mr. Pipp served as the Corporate Controller of Odetics. Mr. Pipp holds a Bachelor of Science degree in Accounting from California State University, Long Beach, and is a certified public accountant.

     Mark Spowart has served as Vice President, Worldwide Sales since June 1996 and has been responsible for the development and organization of the Company's sales force since March 1992. Prior to joining the Company, Mr. Spowart served in general sales management positions in various segments of the computer industry including mainframe systems, Unix client servers and PC LAN. From April 1990 to March 1992, Mr. Spowart was District Manager for Auspex Systems, and from March 1982 until April 1990, Mr. Spowart was employed by Memorex Telex in general sales management positions. Mr. Spowart holds a Master of Business Administration and a Bachelor of Science degree in Graphic Communications from California State Polytechnic University, San Luis Obispo.

     Joel Slutzky has served as a director of the Company since its formation in January 1993. Mr. Slutzky has served as Chairman of the Board and Chief Executive Officer of Odetics since he cofounded Odetics in 1969. From August 1993 until January 1994, Mr. Slutzky served as the Chief Financial Officer of Odetics, and as President of Odetics from 1969 to 1975. Prior to founding Odetics, Mr. Slutzky was an engineering manager at Leach Corporation, now part of the Lockheed Electronics Division of Lockheed Corporation. Mr. Slutzky holds a Bachelor of Science degree in both Electrical Engineering and Mechanical Engineering and a Master of Science in Mechanical Engineering degree from the University of Illinois.

     Crandall Gudmundson has served as a director of the Company since February 1993. Mr. Gudmundson is a founder of Odetics, has served as President of Odetics since 1975 and has been a director of Odetics since 1979.

     All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified or upon their earlier resignation or removal. Officers are appointed to serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation paid by any person for all services rendered in all capacities to the Company to the Chief Executive Officer and to each of the three additional most highly compensated executive officers (the "Named Executive Officers") whose salary and bonus exceeded $100,000 for the fiscal year ended March 31, 1996. No other executive officer's total annual salary and bonus exceeded $100,000. Prior to the Offering, the Named Executive Officers were compensated by Odetics and participated in Odetics' other employee plans. Except as indicated below, no Named Executive Officer received other compensation in excess of the lesser of $50,000 or 10% of such officer's compensation.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM COMPENSATION
                                                                   ----------------------------
                                                                                    NUMBER OF
                                     ANNUAL COMPENSATION            RESTRICTED     SECURITIES      ALL OTHER
    NAME AND PRINCIPAL       -----------------------------------      STOCK        UNDERLYING     COMPENSATION
         POSITIONS            YEAR    SALARY($)(1)   BONUS($)(2)   AWARDS($)(3)   OPTIONS(#)(4)      ($)(5)
---------------------------  ------   ------------   -----------   ------------   -------------   ------------
Kevin C. Daly, Ph.D........   1996      $164,104       $50,000        $2,465          12,000         $6,600
  Chief Executive Officer,                                                            10,000(6)
  President and Chairman of
  the Board
Gregory A. Miner...........   1996       135,042        38,800         2,567          12,000          6,600
  Chief Financial Officer                                                             10,000(6)
Chester Baffa..............   1996       100,067        36,668         1,914              --             --
  Vice President,
  Marketing and Sales
Mark Spowart...............   1996        83,712       173,739         2,567              --          6,600
  Vice President,
  Worldwide Sales

---------------
(1) Represents amounts paid by Odetics and its subsidiaries on an aggregate basis. The salaries of Messrs. Daly, Baffa and Spowart were charged by Odetics to the Company. Following the Offering, the Company will pay to Odetics fifty percent of Mr. Miner's salary while Mr. Miner continues to serve as Chief Financial Officer. Also includes amounts earned in fiscal 1996 but deferred under Odetics' Executive Deferral Plan and 401(k) Plan.

(2) Represents amounts earned under Odetics' Officer Compensation Program in fiscal 1996 and paid in fiscal 1997.

(3) Represents the Named Executive Officer's share of Odetics' contribution to the Odetics Associate Stock Ownership Plan during fiscal 1996 based on the closing price of Odetics' Class A Common Stock at March 31, 1996.

(4) Represents options to purchase Odetics Class A Common Stock.

(5) Represents Odetics' matching contribution under Odetics 401(k) plan to the respective accounts of the Named Executive Officers.

(6) During fiscal 1996, Odetics offered all holders of options that were granted in fiscal 1994 the opportunity to have the option exercise price of the outstanding fiscal 1994 options reduced to the then current 1996 market price. In connection with any such option repricing, one third of any repriced options were required to be canceled.

OPTION GRANTS

     The following table sets forth information concerning the grant to each of the Named Executive Officers of options to purchase Odetics Class A Common Stock during the fiscal year ended March 31, 1996. Prior to the Offering, the Named Executive Officers were entitled to participate in Odetics' 1994 Incentive Stock Plan.

               OPTION GRANTS IN FISCAL YEAR ENDED MARCH 31, 1996

                                                                   INDIVIDUAL GRANTS
                                         ---------------------------------------------------------------------
                                                                                              POTENTIAL
                                                                                          REALIZATION VALUE
                                                                                              AT ASSUMED
                                          PERCENT OF                                       ANNUAL RATES OF
                            NUMBER OF       TOTAL                                            STOCK PRICE
                            SECURITIES     OPTIONS                                         APPRECIATION FOR
                            UNDERLYING    GRANTED TO    EXERCISE OF                         OPTION TERM(3)
                             OPTIONS     EMPLOYEES IN   BASE PRICE                      ----------------------
           NAME             GRANTED(1)   FISCAL 1996     ($/SH)(2)    EXPIRATION DATE     5%            10%
--------------------------  ----------   ------------   -----------   ---------------   -------       --------
Kevin C. Daly, Ph.D.(4)...    12,000          5.8%         $4.25          5/23/05       $50,940       $129,093
Gregory A. Miner..........    12,000          5.8           4.25          5/23/05        50,940        129,093
Chester Baffa(4)..........        --           --             --               --            --             --
Mark Spowart(4)...........        --           --             --               --            --             --

---------------
(1) The options granted to the Named Executive Officers were granted on May 23, 1995 pursuant to Odetics' 1994 Incentive Stock Plan and entitle the optionee to purchase shares of Class A Common Stock of Odetics. Such options have a maximum term of ten years, subject to earlier termination in the event of the optionee's termination of employment with the Company. Options vest in three equal annual installments commencing in May 1996.

(2) The exercise price per share of the options granted represented the closing price of the underlying shares of Odetics Class A Common Stock on the date the options were granted.

(3) The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent management's estimate or projection of future trading prices of the Class A Common Stock of Odetics.

(4) On December 19, 1996, the Company granted to Messrs. Daly, Baffa and Spowart, options to purchase 250,000 shares, 50,000 shares and 50,000 shares, respectively, of the Company's Class B Common Stock, pursuant to the Company's 1996 Stock Incentive Plan. Such options vest in three equal annual installments commencing December 1998 and expire in December 2006. The exercise price per share of these options is $5.00, representing the fair market value of the Company's underlying Class B Common Stock on the grant date, as determined by the Company's Board of Directors. See "-- 1996 Stock Incentive Plan."

OPTION EXERCISES AND HOLDINGS

     The following table sets forth certain information with respect to exercises of options to purchase Odetics Class A Common Stock during fiscal 1996 by each of the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1995
             AND OPTION VALUES FOR FISCAL YEAR ENDED MARCH 31, 1995

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                 NUMBER OF                 UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                  SHARES       VALUE      OPTIONS AT MARCH 31, 1996      AT MARCH 31, 1996($)(2)
                                ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
             NAME               EXERCISE(#)    (1)($)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------------  -----------   --------   -----------   -------------   -----------   -------------
Kevin C. Daly, Ph.D. .........     10,000     $ 38,750      20,250         13,175        $35,764        $47,153
Gregory A. Miner..............         --           --      14,222         13,111         42,666         39,333
Chester Baffa.................         --           --          --             --             --             --
Mark Spowart..................         --           --          --             --             --             --

---------------
(1) Value realized is determined by subtracting the exercise price from the fair market value (the closing price for Odetics Class A Common Stock as
     reported by the Nasdaq National Market) as of November   , 1995 (the date
     that the options were exercised), which was $8.50, and multiplying the resulting number by the number of underlying shares of Odetics Class A Common Stock.

(2) Value is determined by subtracting the exercise price from the fair market value (the closing price for the Class A Common Stock of Odetics as reported by the Nasdaq National Market) as of March 31, 1996 ($7.25 per share) and multiplying the resulting number by the underlying shares of Odetics Class A Common Stock.

REPRICED OPTIONS

     In May 1995, Odetics repriced certain outstanding stock options which were originally granted in January 1994. The repricing was accomplished by means of an offer by Odetics to the holders of the options, including certain of the Named Executive Officers, to reduce by one third the number of shares covered by these options in consideration for a reduction in the exercise price of the options from their original exercise price to the market price of Odetics Class A Common Stock as of the date of the offer. The following table sets forth certain information with respect to the repricing of such options held by the Named Executive Officers.

                           TEN YEAR OPTION REPRICINGS

                                                                                                     LENGTH OF
                                                   AMENDED                                            ORIGINAL
                                   ORIGINAL       NUMBER OF                                            OPTION
                                   NUMBER OF     SECURITIES    MARKET PRICE    EXERCISE                 TERM
                                  UNDERLYING     UNDERLYING    OF STOCK AT     PRICE AT      NEW     REMAINING
                                    OPTIONS        OPTIONS     THE TIME OF     TIME OF     EXERCISE  AT DATE OF
        NAME             DATE     REPRICED(#)    REPRICED(#)   REPRICING($)  REPRICING($)  PRICE($)  REPRICING
---------------------  --------- -------------  -------------  ------------  ------------  --------  ----------
Kevin C. Daly........   05/23/95     15,000         10,000        $ 4.25        $ 9.90      $ 4.25   8.67 years
Gregory A. Miner.....   05/23/95     23,000         15,333          4.25          9.90        4.25   8.67 years
Chester Baffa........         --         --             --            --            --          --           --
Mark Spowart.........         --         --             --            --            --          --           --

1996 STOCK INCENTIVE PLAN

     The Company's 1996 Stock Incentive Plan (the "1996 Plan") became effective on December 19, 1996 upon adoption by the Board of Directors and the Company's sole stockholder, Odetics. A total of 2,000,000 shares of Class B Common Stock have been authorized for issuance under the 1996 Plan. In no event may any one participant in the 1996 Plan receive option grants or direct stock issuances for more than 250,000 shares per calendar year.

     The 1996 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers, nonemployee Board members and consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Class B Common Stock at an exercise price not less than the fair market value of those shares on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Class B Common Stock directly, through the purchase of such shares at a price not less than fair market value at the time of issuance or as a bonus awarded for services rendered the Company, and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible nonemployee Board members to purchase shares of Class B Common Stock at an exercise price equal to 100% of the fair market value of those shares on the grant date.

     The Discretionary Option Grant Program and the Stock Issuance Program will be administered by the Company's Compensation Committee. The Compensation Committee as Plan Administrator will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The administration of the Automatic Option Grant Program will be self executing in accordance with the express provisions of that program.

     The exercise price for the shares of Class B Common Stock subject to option grants made under the 1996 Plan may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more individuals in their acquisition of shares of common stock through option exercises or direct issuances by allowing such individuals to deliver a full recourse, interest bearing promissory note in payment of the applicable exercise or issue price and any associated withholding taxes incurred in connection with their acquisition of those shares.

     In the event that the Company is acquired by merger or sale of substantially all of the Company's assets or more than 50% of the Company's outstanding voting securities, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation or otherwise to continue in effect will automatically accelerate in full, and all unvested shares under the Stock Issuance Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. The Plan Administrator will have the authority under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event the individual's service is terminated, whether involuntarily or through a resignation for good reason, within a designated period (not to exceed eighteen
(18) months) following (i) an acquisition in which those options are assumed or those repurchase rights are assigned or (ii) a hostile change in control of the Company effected by a successful tender offer for more than 50% of the Company's outstanding voting stock or by proxy contest for the election of Board members.

     Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Class B Common Stock.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share not less than the fair market value of the Class B Common Stock on the new grant date.

     Under the Automatic Option Grant Program, each individual who first joins the Board after the effective date of this Offering as a nonemployee Board member will receive an option grant for 10,000 shares of Class B

Common Stock at the time of his or her commencement of Board service, provided such individual has not otherwise been in the prior employ of the Company. In addition, at each annual stockholders meeting, beginning with the first annual meeting held after the effective date of this Offering, each individual who is to continue to serve as a nonemployee Board member will receive an option grant to purchase 7,000 shares of Class B Common Stock.

     Each automatic grant will have an exercise price equal to the fair market value per share of Class B Common Stock on the grant date and will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of Board service. The initial grant will vest immediately and each annual grant thereafter will vest over four years measured from the grant date. However, the shares subject to each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company's or (ii) the death or disability of the optionee while serving as a Board member.

     The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate on December 18, 2006, unless sooner terminated by the Board.

     On December 20, 1996, the Board granted options to purchase 879,000 shares of Class B Common Stock in the aggregate under the 1996 Plan to certain employees of the Company, including the following executive officers: Chester Baffa, Kevin C. Daly, Ph.D., Todd Kreter, Steve Morihiro, James A. Pipp and Mark Spowart. The options vest over a three year period commencing one year from the grant date and have an exercise price of $5.00 per share. Such exercise price is equal to the fair market value of the Class B Common Stock on the grant date, as determined by the Board based on a number of factors, including the reduced voting rights of the shares, and reflects the volatile nature of the stock market and the uncertainty which existed at the time of grant as to the ultimate completion of the Offering.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company does not currently have any employment contracts in effect with any of its executive officers. The Company provides incentives such as salary, benefits and option grants (which are typically subject to a four year vesting schedule) to attract and retain executive officers and other key employees. The Compensation Committee, as Plan Administrator of the 1996 Plan, will have the authority to provide for the accelerated vesting of the shares of Class B Common Stock subject to any outstanding options held by any unvested shares of Class B Common Stock held by such individual, in connection with the termination of the individual's employment following an acquisition in which these options are assumed or the repurchase rights with respect to the unvested shares are assigned or certain hostile changes in control of the Company.

BOARD COMMITTEES

     Upon consummation of the Offering, the Company intends to establish a Compensation Committee, which will administer the Company's Stock Option Plans, and an Audit Committee which will supervise and make recommendations and decisions with respect to the periodic audits of the Company's financial results. The Company intends to appoint two outside directors following this Offering who will serve on these committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Slutsky and Gudmundson, directors of the Company, are stockholders, executive officers and directors of Odetics. No other interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors of any other company.

DIRECTOR COMPENSATION

     The Company currently does not provide any cash compensation to its directors but does reimburse out-of-pocket expenses incurred by its directors in connection with attendance at board and committee meetings.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, the Company can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law and require the Company to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Company's Certificate of Incorporation provides that, pursuant to Delaware Law, its directors shall not be liable for monetary damages for breach of the directors fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     The Company has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify the Company's directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

                            RELATIONSHIP BETWEEN THE
                              COMPANY AND ODETICS

     Prior to this Offering, the Company has been a wholly owned subsidiary of Odetics. As the sole stockholder, Odetics was responsible for providing the Company with financial, management, administrative and other resources. Furthermore, Odetics had maintained substantial control over the operations of the Company. Accordingly, the Company has had no recent history of operating as an independent entity.

     Prior to this Offering, Odetics provided the Company with significant management functions and services, including treasury, accounting, tax, internal audit, legal, human resources, sales and marketing and other support services. The Company was charged and/or allocated expenses of $991,000, $1.1 million and $933,000 for the years ended March 31, 1994, 1995 and 1996, respectively, and $472,000 and $551,000 for the six months ended September 30, 1995 and 1996, respectively. The costs of these services have been directly charged and/or allocated using methods that the Company's management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs the Company would have incurred to obtain these services had it been a separate entity. Neither Odetics nor the Company has conducted any study or obtained any estimates from third parties to determine what the cost of obtaining such services from third parties may have been. See Note 3 of Notes to Consolidated Financial Statements.

     The Company will pay to Odetics the lesser of 40% of the net proceeds of this Offering before deducting estimated offering expenses or $10 million to repay the Company's obligation to Odetics. The Company will enter into a Promissory Note payable to Odetics representing the balance of its obligation to Odetics. Such note will accrue interest at the rate charged to Odetics by its principal lender from time to time (8.25% as of November 30, 1996). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Use of Proceeds."

     The Company and Odetics have entered into a number of agreements for the purpose of defining their continuing relationship. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. It is the intention of the Company and Odetics that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing certain mutually beneficial joint arrangements. The parties intend that such agreements and transactions provide fair market value to them on terms no less favorable to the Company as would otherwise be available from unaffiliated parties. Because of the complexity of the various relationships between the Company and Odetics, however, there can be no assurance that each of such agreements, or the transactions provided for therein, will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. The agreements summarized in this section have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, and the following summaries are qualified in their entirety by reference to the agreements as filed. While these agreements will provide the Company with certain benefits, the Company is only entitled to the ongoing assistance of Odetics for a limited time and it may not enjoy benefits from its relationship with Odetics beyond the term of the agreements. There can be no assurance that the Company upon termination of such assistance from Odetics will be able to provide adequately such services internally or obtain favorable arrangements from third parties to replace such services. See "Risk Factors -- Absence of History as Standalone Company and "-- Control by Odetics Pending the Distribution."

     Additional or modified arrangements and transactions may be entered into by the Company and Odetics upon consummation of this Offering. Any such future arrangements and transactions will be determined through negotiation between the Company and Odetics. The Company has adopted a policy that all future agreements between the Company and Odetics will be on terms that the Company believes are no less favorable to the Company than the terms the Company believes would be available from unaffiliated parties. In that regard, the Company intends to follow the procedures provided by the Delaware General Corporation Law which include a vote to affirm any such future agreements by a majority of the Company's directors who are not employees of Odetics (even though such directors may be less than a quorum). There can be no assurance that any such arrangements or transactions will be the same as that which would be negotiated between independent parties.

     The following is a summary of certain prospective arrangements between the Company and Odetics.

SEPARATION AND DISTRIBUTION AGREEMENT

     The Separation and Distribution Agreement sets forth the agreements between the Company and Odetics with respect to the principal corporate transactions required to effect the Separation, the Offering and the Distribution, and certain other agreements governing the relationship among the parties thereafter. To effect the Separation, Odetics sold or agreed to sell all assets related to the business of the Company to the Company. The Company has assumed or agreed to assume and has agreed faithfully to perform and fulfill all related liabilities and obligations. All assets conveyed have been transferred for a purchase price equal to their respective book values, calculated in accordance with generally accepted accounting principles, which the parties believe is equivalent to the fair market value thereof.

     The Separation and Distribution Agreement provides that, subject to the terms and conditions thereof, Odetics and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Distribution to be satisfied and to effect the Distribution. The Directors of Odetics will have the sole discretion to determine the date of consummation of the Distribution. Odetics has agreed to consummate the Distribution no later than December 31, 1997, subject to the satisfaction or waiver by its Board, in its sole discretion, of the following conditions:

          (i) a private letter ruling from the IRS shall have been obtained, and shall continue in effect, to the effect that, among other things, the Distribution will qualify as a tax free distribution for federal income tax purposes under Section 355 of the Code, and such ruling shall be in form and substance satisfactory to Odetics, in its sole discretion;

          (ii) any material governmental approvals and consents necessary to consummate the Distribution shall have been obtained and be in full force and effect;

          (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Odetics shall have occurred or failed to occur that prevents the consummation of the Distribution; and

          (iv) no other events or developments shall have occurred that, in the judgment of the Board of Directors of Odetics, would result in the Distribution having a material adverse effect on Odetics or on its stockholders.

     Odetics has agreed to consummate the Distribution as promptly as practicable following the satisfaction or waiver of all such conditions.

     The Company and Odetics have agreed that, neither of the parties will take, or permit any of their affiliates to take, any action which reasonably could be expected to prevent the Distribution from qualifying as a tax free distribution within the meaning of Section 355 of the Code. The parties have also agreed to take any reasonable actions necessary for the Distribution to qualify as a tax free distribution pursuant to Section 355 of the Code.

     The Separation and Distribution Agreement also provides for a full and complete release and discharge upon consummation of this Offering of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Offering, between or among the Company and its affiliates, on the one hand, and Odetics and its affiliates, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among them on or before the Offering), except as expressly set forth in the Separation and Distribution Agreement.

     The Company has agreed to indemnify, defend and hold Odetics and its affiliates harmless from and against all liabilities relating to, arising out of or resulting from (i) the failure of the Company or any other person to pay, perform or otherwise promptly discharge any Company liabilities in accordance with their respective terms, (ii) the Company's business, or any contract of the Company, (iii) any breach by the

Company or of the Separation and Distribution Agreement or any ancillary agreements, and (iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Prospectus or the Registration Statement of which it forms a part.

     Odetics has agreed to indemnify, defend and hold the Company and its affiliates from and against all liabilities relating to, arising out of or resulting from (i) the failure of Odetics or any other person to pay, perform or otherwise promptly discharge any liabilities of Odetics, (ii) the business of Odetics or any contract of Odetics, and (iii) any breach by Odetics or any of its affiliates of the Separation and Distribution Agreement or any ancillary agreements.

     The Separation and Distribution Agreement also provides that during the period prior to the Distribution, the Company will reimburse Odetics for its proportionate share of premiums paid or accrued on insurance policies under which the Company continues to have coverage.

SERVICES AGREEMENT

     The Company and Odetics will enter into an administrative services agreement (the "Services Agreement") upon consummation of this Offering, pursuant to which Odetics will continue to provide limited services to the Company, including treasury, accounting, tax, internal audit, legal and human resources functions. The Company estimates its aggregate costs under the Services Agreement for the fiscal year ended March 31, 1997 will be approximately $500,000. The actual expenditures will depend on numerous factors, some of which are beyond the Company's control. There can be no assurance that the actual expenses will not be significantly greater than anticipated. See "Risk Factors -- Absence of History as an Independent Entity; Limited Relevance of Historical Financial Information."

TAX ALLOCATION AGREEMENT

     The Company and Odetics will enter into a tax allocation agreement (the "Tax Allocation Agreement") upon the consummation of this Offering, pursuant to which the Company will make a payment to Odetics, or Odetics will make a payment to the Company, as appropriate, of an amount in respect of taxes shown as due attributable to the operations of the Company on the consolidated federal income tax return and combined or consolidated state income or franchise tax returns filed by Odetics for the short period commencing on April 1, 1997 and ending on the date on which the Company ceases to be a member of the Odetics consolidated group.

                             PRINCIPAL STOCKHOLDERS

     Prior to the Offering, all of the outstanding shares of Common Stock will be owned by Odetics. After the Offering, Odetics will own approximately 82.9% of the Common Stock then outstanding (80.9% if the Underwriters' over-allotment option is exercised in full). Except as described above, the Company is not aware of any person or group who will beneficially own more than 1% of the Common Stock following the Offering. The address for Odetics is 1515 South Manchester Avenue, Anaheim, California 92802-2907.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 45,000,000 shares of Common Stock, $.0001 par value per share, 5,000,000 shares of Class B Common Stock, $.0001 par value per share, and 5,000,000 shares of Preferred Stock, $.0001 par value per share.

     The following summary of certain provisions of the Company's securities does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     The Company has authorized two classes of common stock. The rights, preferences and privileges of each class of common stock are identical in all respects except for voting rights. The Common Stock and the Class B Common Stock are entitled to share equally in dividends from sources available therefor when, and is as if declared by the Board of Directors. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of both classes of common stock would be entitled to share ratably in all assets remaining after the payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of both classes of common stock have no preemptive rights and no rights to convert their shares of either class of common stock into any other securities. There are redemption rights or sinking fund provisions applicable to either class of common stock. All shares of each class of common stock are, and all shares to be sold and issued as contemplated hereby will be, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of each class of common stock within the limits authorized by the Company's Certificate of Incorporation and without any further stockholder action.

     Class A Common Stock. As of December 19, 1996, 8,005,000 shares of Common Stock were outstanding and held by Odetics. Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

     Class B Common Stock. As of December 19, 1996, no shares of Class B Common Stock were outstanding. Each holder of Class B Common Stock is entitled to .05 votes for each share held of record on all matters submitted to a vote of the stockholders. The Company has granted options to purchase 879,000 shares of Class B Common Stock under the 1996 Stock Incentive Plan and has reserved options to purchase an additional 1,121,000 shares of Class B Common Stock under such plan. See "Management -- 1996 Stock Incentive Plan."

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of either class of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First National Bank of Boston.

LISTING

     The Company will apply to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ATLPA."

                        SHARES ELIGIBLE FOR FUTURE SALE

     The 1,650,000 shares sold in the Offering (1,895,000 if the Underwriters exercise their over-allotment option in full) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act") except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

     The 8,005,000 shares of the Company's Common Stock that will continue to be held by Odetics after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Odetics in the open market after the Offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below.

     Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares of Common Stock for at least two years will be entitled to sell on the open market in broker's transactions within any three month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of Common Stock and (b) the average weekly trading volume in the Common Stock on the open market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company.

     In the event that any person other than Odetics who is deemed to be an Affiliate purchases Common Stock pursuant to the Offering or acquires Common Stock pursuant to an employee benefit plan of the Company, the shares held by such person are required under Rule 144 to be sold in broker's transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not Affiliates are thereafter freely tradeable without restriction or registration under the Securities Act.

     Sales of substantial amounts of the Common Stock in the open market, or the availability of such shares for sale, could adversely affect prevailing market prices. Odetics has advised the Company that, subject to certain conditions, Odetics intends to distribute its ownership interest in the Company to Odetics' shareholders in mid 1997. The shares to be distributed by Odetics will be eligible for immediate resale in the public market without restrictions by persons other than Affiliates of the Company because while no registration of such shares will be made, holders who are not Affiliates will be able to sell their shares without restriction pursuant to Section 4(l) of the Securities Act. Any Affiliates would be subject to the restrictions of Rule 144 other than the two year holding period requirement.

     The Company and Odetics have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. See "Underwriters."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by Montgomery Securities and Cruttenden Roth Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                                NUMBER OF
                                      NAME                                       SHARES
    ------------------------------------------------------------------------    ---------
    Montgomery Securities...................................................
    Cruttenden Roth Incorporated............................................
                                                                                ---------
              Total.........................................................    1,650,000
                                                                                 ========

     The Representatives have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected
dealers a concession of not more than $          per share; and the Underwriters
may allow, and such dealers may reallow, a concession of not more than
$          per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable for 30 calendar days after the date of this Prospectus, to purchase up to a maximum of 245,000 additional shares of Common Stock, solely to cover over-allotments. If the Underwriters exercise this over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,650,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 1,650,000 shares of Common Stock.

     The Company and its executive officers and directors and Odetics have agreed not to offer, sell, contract to sell or dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities, except for securities issued pursuant to its stock option plans. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

     The Underwriting Agreement provides that the Company has agreed to indemnify the several Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

     The Representatives have advised the Company that it does not intend to confirm sales to discretionary accounts by the Underwriters in excess of 5% of the total number of shares of Common Stock offered by them.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Newport Beach, California. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements and schedules of the Company at March 31, 1996 and 1995, and for each of the three years in the period ended March 31, 1996, included in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract of other document referred to are not necessarily complete, and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of all or any part thereof. The Registration Statement may be obtained from such office upon the payment of fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing financial statements which will be audited by its independent auditors, and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                               ATL PRODUCTS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Consolidated Financial Statements of ATL Products, Inc.
  Report of Ernst & Young LLP, Independent Auditors..................................   F-2
  Consolidated Balance Sheets as of March 31, 1995 and 1996 and September 30, 1996
     (unaudited).....................................................................   F-3
  Consolidated Statements of Operations for the years ended March 31, 1994, 1995 and
     1996 and for the six months ended September 30, 1995 and 1996 (unaudited).......   F-4
  Consolidated Statements of Net Capital Deficiency for the years ended March 31,
     1994, 1995 and 1996 and for the six months ended September 30, 1995 and 1996
     (unaudited).....................................................................   F-5
  Consolidated Statements of Cash Flows for the years ended March 31, 1994, 1995 and
     1996 and for the six months ended September 30, 1995 and 1996 (unaudited).......   F-6
  Notes to Consolidated Financial Statements.........................................   F-7
Financial Statements of ATL Customer Service
  Report of Ernst & Young LLP, Independent Auditors..................................  F-13
  Statements of Income for the year ended March 31, 1996 and for the six months ended
     September 30, 1996 (unaudited)..................................................  F-14
  Notes to Statements of Income......................................................  F-15
Unaudited Pro Forma Consolidated Financial Information...............................  F-16
  Unaudited Pro Forma Consolidated Balance Sheet at September 30, 1996...............  F-17
  Unaudited Pro Forma Consolidated Statement of Income for the six months ended
     September 30, 1996..............................................................  F-18
  Unaudited Pro Forma Consolidated Statement of Income for the year ended March 31,
     1996............................................................................  F-19
  Notes to Unaudited Pro Forma Consolidated Financial Statements.....................  F-20

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholder and Board of Directors
ATL Products, Inc.

     We have audited the accompanying consolidated balance sheets of ATL Products, Inc. (the Company), a wholly-owned subsidiary of Odetics, Inc. (Parent), as of March 31, 1995 and 1996, and the related consolidated statements of operations, net capital deficiency, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As more fully described in Note 2, the Company has material transactions with its Parent and affiliates.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATL Products, Inc. at March 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                                  /s/ ERNST & YOUNG LLP

Orange County, California
November 20, 1996,
except for Note 10, as to which the date is December 19, 1996

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                 MARCH 31,
                                                            --------------------     SEPTEMBER 30,
                                                             1995         1996           1996
                                                            -------     --------     -------------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash....................................................  $     1     $      1        $     1
  Trade accounts receivable, net of allowance for doubtful
     accounts of $627 in March 1995, $662 in March 1996
     and $139 in September 1996...........................    3,599        9,388          7,226
  Inventories:
     Finished goods.......................................    1,180        1,886          2,278
     Work in process......................................      347          487            986
     Materials and supplies...............................    2,757        2,264          3,693
  Prepaid expenses and other..............................      103           62             77
                                                            -------     --------        -------
          Total current assets............................    7,987       14,088         14,261
Leasehold improvements and equipment:
  Leasehold improvements..................................      356           --             --
  Equipment...............................................    2,078        2,609          3,312
  Allowances for depreciation.............................   (1,282)      (1,409)        (1,628)
                                                            -------     --------        -------
                                                              1,152        1,200          1,684
                                                            -------     --------        -------
Total assets..............................................  $ 9,139     $ 15,288        $15,945
                                                            =======     ========        =======
LIABILITIES AND NET CAPITAL DEFICIENCY
Current liabilities:
  Trade accounts payable..................................  $ 1,259     $  4,073        $ 4,187
  Accrued payroll and related.............................      367          786            731
  Income taxes payable....................................       --           --          1,023
  Other accrued expenses..................................       93          240            555
  Payable to Parent (Note 2)..............................   16,258       20,302         18,028
                                                            -------     --------        -------
          Total current liabilities.......................   17,977       25,401         24,524
Commitments and contingencies (Note 7 and 10)
Net capital deficiency (Notes 6 and 10):
  Preferred stock, .0001 par value:
     Authorized shares -- 5,000,000
     Issued and outstanding shares -- none
  Common stock, .0001 par value:
     Authorized shares -- 45,000,000 Class A;
       5,000,000 Class B
     Issued and outstanding shares -- 8,005,000
       Class A at March 31, 1995 and 1996 and
       September 30, 1996; no Class B.....................        1            1              1
     Additional paid in capital...........................    1,009        1,009          1,009
  Accumulated deficit.....................................   (9,848)     (11,123)        (9,589)
                                                            -------     --------        -------
Net capital deficiency....................................   (8,838)     (10,113)        (8,579)
                                                            -------     --------        -------
Total liabilities and net capital deficiency..............  $ 9,139     $ 15,288        $15,945
                                                            =======     ========        =======

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                                 SIX MONTHS ENDED
                                                     YEAR ENDED MARCH 31,          SEPTEMBER 30,
                                                ------------------------------   -----------------
                                                  1994       1995       1996      1995      1996
                                                --------   --------   --------   -------   -------
                                                                                    (UNAUDITED)
Net sales:
  Net product sales...........................  $ 15,534   $ 15,445   $ 18,076   $ 5,187   $22,183
  Sales to affiliates (Note 2)................       655      3,074      5,860     1,721     1,466
                                                --------   --------   --------   --------  -------
          Total net sales.....................    16,189     18,519     23,936     6,908    23,649
Cost of sales:
  Product sales...............................    12,398     12,539     12,205     3,820    13,994
  Sales to affiliate (Note 2).................       406      1,884      3,996     1,157       974
                                                --------   --------   --------   --------  -------
          Total cost of sales.................    12,804     14,423     16,201     4,977    14,968
Gross profit..................................     3,385      4,096      7,735     1,931     8,681
Expenses:
  Research and development....................     2,285      3,248      1,731       867     1,695
  Sales and marketing.........................     1,308      1,838      2,648       811     2,515
  General and administrative..................       621        701        677       306       546
  Charges allocated by Parent (Note 2)........       991      1,061        933       472       551
  Nonrecurring charge (Note 3)................        --      3,513      1,392       457        --
                                                --------   --------   --------   --------  -------
Income (loss) from operations.................    (1,820)    (6,265)       354      (982)    3,374
Interest charge allocated by Parent...........       391      1,025      1,629       780       817
                                                --------   --------   --------   --------  -------
Income (loss) before income taxes.............    (2,211)    (7,290)    (1,275)   (1,762)    2,557
Income taxes (Note 4).........................        --         --         --        --     1,023
                                                --------   --------   --------   --------  -------
Net income (loss).............................  $ (2,211)  $ (7,290)  $ (1,275)  $(1,762)  $ 1,534
                                                ========   ========   ========   ========  =======
Net income (loss) per share (Note 1)..........  $   (.26)  $   (.86)  $   (.15)  $  (.21)  $   .18
                                                ========   ========   ========   ========  =======
Shares used in computation of income (loss)
  per share...................................     8,484      8,484      8,484     8,484     8,484
                                                ========   ========   ========   ========  =======

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

               CONSOLIDATED STATEMENTS OF NET CAPITAL DEFICIENCY
                                 (IN THOUSANDS)

                                                   COMMON STOCK    ADDITIONAL
                                                  --------------    PAID IN     ACCUMULATED
                                                  SHARES  AMOUNT    CAPITAL       DEFICIT      TOTAL
                                                  -----   ------   ----------   -----------   --------
Balance at March 31, 1993.......................  8,005     $1       $1,009      $    (347)   $    663
  Net loss......................................     --     --           --         (2,211)     (2,211)
                                                  -----     --       ------        -------     -------
Balance at March 31, 1994.......................  8,005      1        1,009         (2,558)     (1,548)
  Net loss......................................     --     --           --         (7,290)     (7,290)
                                                  -----     --       ------        -------     -------
Balance at March 31, 1995.......................  8,005      1        1,009         (9,848)     (8,838)
  Net loss......................................     --     --           --         (1,275)     (1,275)
                                                  -----     --       ------        -------     -------
Balance at March 31, 1996.......................  8,005      1        1,009        (11,123)    (10,113)
  Net income (unaudited)........................     --     --           --          1,534       1,534
                                                  -----     --       ------        -------     -------
Balance at September 30, 1996...................  8,005     $1       $1,009      $  (9,589)   $ (8,579)
                                                  =====     ==       ======        =======     =======

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                      YEAR ENDED MARCH 31,         SEPTEMBER 30,
                                                   ---------------------------   -----------------
                                                    1994      1995      1996      1995      1996
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)................................  $(2,211)  $(7,290)  $(1,275)  $(1,762)  $ 1,534
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization..................      330       490       483       238       219
  Provision for losses on accounts receivable....       75       648        38        19        73
  Write-down of inventories......................       --     2,015        --        --        --
  Changes in operating assets and liabilities
     (Note 9)....................................   (3,343)   (1,648)   (2,759)     (763)    1,151
                                                   -------   -------   -------   -------    ------
Net cash provided by (used in) operating
  activities.....................................   (5,149)   (5,785)   (3,513)   (2,268)    2,977
INVESTING ACTIVITIES
Purchases of property, plant and equipment.......     (923)     (315)     (531)     (113)     (703)
                                                   -------   -------   -------   -------    ------
Net cash used in investing activities............     (923)     (315)     (531)     (113)     (703)
FINANCING ACTIVITIES
Net cash received from (paid to) Parent..........    6,072     6,100     4,044     2,381    (2,274)
                                                   -------   -------   -------   -------    ------
Net cash provided by (used in) financing
  activities.....................................    6,072     6,100     4,044     2,381    (2,274)
                                                   -------   -------   -------   -------    ------
Net change in cash...............................       --        --        --        --        --
Cash at beginning of period......................        1         1         1         1         1
                                                   -------   -------   -------   -------    ------
Cash at end of period............................  $     1   $     1   $     1   $     1   $     1
                                                   =======   =======   =======   =======    ======

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     ATL Products, Inc. (the Company), a wholly owned subsidiary of Odetics, Inc. (the Parent), designs, manufactures and markets systems that automate the management of removable tape cartridge volumes used for data storage in distributed computing environments. The Company's customers are original equipment manufacturers, value added resellers and storage system integrators located primarily in North America and Europe. In fiscal 1997 the Company formed a wholly owned subsidiary, ATL Products Limited (APL), which effective July 1, 1996 distributes the Company's products in Europe.

  Basis of Presentation

     The accompanying financial statements include the accounts of the Company and its subsidiary, APL. Intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, inventory reserves and income tax valuation allowances.

  Revenue Recognition

     Sales and related cost of sales are recognized on the date of shipment or, if required, upon acceptance by the customer.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and short-term investments with initial maturities of less than ninety days.

  Fair Values of Financial Instruments

     Fair values of cash and cash equivalents approximate the carrying value because of the short period of time to maturity. The fair value of amounts payable to Parent approximates its carrying value because interest charges thereon are based on the prevailing market rates of interest charged to the Parent under related borrowings.

  Inventory Valuation

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

  Leasehold Improvements and Equipment

     Leasehold improvements and equipment are recorded at cost. Leasehold improvements are amortized on a straight-line basis over the life of the lease. Equipment is depreciated principally by the declining balance method over estimated useful lives (four to eight years).

  Long-Lived Assets

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121), in March 1995. SFAS No. 121 requires long-lived assets and certain intangibles held and

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

used by the Company to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is to be performed at the lowest level at which undiscounted net cash flows can be directly attributable to long-lived assets. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The Company plans to adopt SFAS No. 121 in fiscal 1997 and has determined that there will be no material effect on the Company's financial statements upon adoption.

  Stock Compensation

     In November 1995, the Financial Accounting Standards Board issued Statement No. 123 Accounting for Stock Based Compensation (FAS 123). The Company has elected to continue accounting for stock options under APB No. 25 Accounting for Stock Issued to Employees and adopt the pro forma disclosure provisions of FAS
123. The adoption of FAS 123 would not have a material effect on the Company's financial position or results of operations for the year ended March 31, 1996.

  Earnings Per Share

     Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. In accordance with the accounting rules of the Securities and Exchange Commission, stock options issued by the Company in the twelve month period prior to the Company's initial public offering have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented, computed using the treasury stock method and the assumed initial offering price.

  Research and Development Expenditures

     Research and development expenditures are charged to expense in the period incurred, and totaled $2,285,000, $3,248,000 and $1,731,000 in 1994, 1995 and
1996, respectively.

  Advertising Expenses

     The Company expenses advertising costs as incurred. Advertising expenses totaled $31,000, $106,000 and $121,000 in 1994, 1995 and 1996, respectively.

  Income Taxes

     The Company is included in the consolidated federal income tax return with its Parent. The Company and the Parent have entered into a tax sharing arrangement whereby income taxes are computed in accordance with consolidated return Section 1552(a)(1). Under this allocation, the consolidated tax liability for a given tax year is allocated only to companies in the group which have separate taxable income for that year. The tax liability is allocated pro rata based on each Company's relative separate taxable income. Company's with losses are not allocated any of the tax liability and are not given any benefit for their losses.

     Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the period in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes consists of the taxes payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

  Interim Financial Information

     The financial statements for the six months ended September 30, 1995 and 1996 are unaudited, but include all adjustments (consisting of only normal recurring adjustments) which the Company considers

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

necessary for a fair statement of the financial position and the operating results and cash flows for the interim periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year.

2.  TRANSACTIONS WITH PARENT AND AFFILIATES

     Prior to APL assuming responsibility for the Company's sales in Europe on July 1, 1996, the Company distributed its products in Europe through a wholly owned subsidiary of the Parent, Odetics Europe, Ltd (OEL). Sales to OEL were consummated at prices and terms agreed upon annually and totaled $0, $453,000 and $4,742,000 for the year ended March 31, 1994, 1995 and 1996, respectively, and $1,186,000 and $1,466,000 for the six month periods ended September 30, 1995 and 1996 (unaudited), respectively.

     Through March 31, 1996, the Company paid the Odetics Customer Service division of the Parent (OCS) a fee to assume warranty responsibility for its product sales. Beginning April 1, 1996, the Company retained its warranty liability and subcontracted with OCS to perform warranty related services on a fee for service basis. Payments to OCS to assume warranty responsibility totaled $384,000, $298,000 and $325,000 for the years ended March 31, 1994, 1995 and
1996, respectively, and $106,000 and $0 for the six month periods ended September 30, 1995 and 1996 (unaudited), respectively. Service parts and stock sales to OCS totaled approximately $655,000, $2,621,000 and $1,118,000 for the years ended March 31, 1994, 1995 and 1996, respectively, and $535,000 and $514,000 for the six month periods ended September 30, 1995 and 1996 (unaudited), respectively, on which the Company recorded gross profit of $249,000, $1,057,000, $313,000, $203,000 and $0, respectively.

     During fiscal 1994 and 1995 the Company purchased components for certain discontinued products from the Odetics Broadcast Division of its Parent. Component purchases from affiliates totaled $1,576,000 and $1,196,000 for the years ended March 31, 1994 and 1995, respectively.

     The Company and its Parent have entered into an agreement whereby the Parent charges the Company for certain corporate general and administrative functions performed by the Parent. These services include, but are not limited to, administration of employee incentive programs, marketing, facilities, legal, payroll and other general administrative services. Charges are allocated to the Company based on actual amounts incurred on behalf of the Company or agreed upon amounts or percentages.

     The Parent also manages consolidated domestic cash flows. Pursuant to this cash management program the Company transfers any accumulated cash surplus to the Parent's accounts and the Parent funds cash disbursements, as needed, to maintain minimum account balances. The Company and its Parent have entered into an agreement whereby the Parent charges the Company interest based on the Company's net payable to the Parent balance calculated using the Parent's cost of related borrowed funds (8.25% at March 31, 1996).

     The net payable to Parent represents the net of the following transactions: cash advances to and from the Parent in connection with cash management policy; proceeds from sales to affiliates; payments for purchases from affiliates; and corporate charges for general corporate overhead and interest.

3.  NONRECURRING CHARGES

     In December 1994, the Company recorded nonrecurring charges of $3,513,000 related to downsizing and restructuring in response to a deterioration in the Company's contractual relationship with E-Systems, Inc., which was then a major customer. The fiscal 1995 charges consisted of a $3,165,000 write-down of inventories and accounts receivable to net realizable value, $283,000 of severance costs and other charges and $65,000 of legal fees. In fiscal 1996 the Company incurred an additional $1,392,000 of legal fees associated with the E-Systems dispute (Note 7).

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  INCOME TAXES

     As a result of its tax sharing agreement with the Parent (Note 1), the Company has received no tax benefit from its losses and through March 31, 1996 has not paid or accrued federal or state income taxes. The Company's taxable losses through March 31, 1996 have been used to offset the Parent's taxable income for such periods and as a result are not available to provide any tax benefit in future periods.

     The components of the Company's deferred tax liabilities and assets are as follows:

                                                                  1994       1995        1996
                                                                  -----     -------     -------
                                                                         (IN THOUSANDS)
Deferred tax liabilities:
  Tax over book depreciation....................................  $ (20)    $    --     $   (24)
                                                                  -----     -------     -------
          Total deferred tax liabilities........................    (20)         --         (24)
Deferred tax assets:
  Inventory reserves............................................     25       1,240       1,369
  Deferred compensation and other payroll.......................    155         140         145
  Bad debt reserve..............................................     30         252         266
  Other.........................................................     --          14          12
                                                                  -----     -------     -------
          Total deferred tax assets.............................    210       1,646       1,792
Valuation allowance for deferred tax assets.....................   (190)     (1,646)     (1,768)
                                                                  -----     -------     -------
Net deferred tax assets.........................................     20          --          24
                                                                  -----     -------     -------
Net deferred tax assets (liabilities)...........................  $  --     $    --     $    --
                                                                  ======    =======     =======

     Any future benefits recognized from the reduction of the valuation allowance will result in a reduction of income tax expense.

     The Company expects to report taxable income in the year ending March 31, 1997 and therefore has provided pro forma income taxes at a combined estimated effective tax rate of 40% for the six month period ended September 30, 1996. If the Company had filed separate income tax returns in prior years, its taxable loss carryforwards would have been available to offset anticipated income and, therefore, no provision for federal income taxes would have been necessary.

5.  ASSOCIATE INCENTIVE PROGRAMS

     Under the terms of the Parent's Profit Sharing Plan, the Company contributes to a trust fund such amounts as are determined annually by the Company's Board of Directors. No contributions were made in 1994, 1995 or 1996.

     The Company's employees participate in the Parent's 401(k) Plan. Under the 401(k) Plan, eligible employees voluntarily contribute to the plan up to 15% of their salary through payroll deductions. The Company matches 50% of contributions up to a stated limit. Under the provisions of the 401(k) Plan, employees have four investment choices, one of which is the purchase of Odetics, Class A common stock at market price. Company matching contributions were approximately $37,000, $82,000 and $80,000 in 1994, 1995 and 1996, respectively.

     The Company's employees with more than six months of eligible service participate in the Parent's noncontributory Associate Stock Ownership Plan
(ASOP). The ASOP provides that Company contributions, which are determined annually by the Board of Directors, may be in the form of cash or shares of the Parent's stock. The Company contributions to the ASOP were approximately $71,000, $0 and $68,000 in 1994, 1995 and 1996, respectively.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  STOCK OPTION AND DEFERRED COMPENSATION PLANS

     The Company participates in its Parent's Associate Stock Option Plan which provides that options for shares of the Parent's unissued Class A common stock may be granted to employees of the Company. Options granted enable the option holder to purchase shares of Odetics Class A common stock at prices which are equal to or greater than the fair market value of the shares at the date of grant. Options for shares have been granted at prices ranging from $4.38 to $9.00 per share of the Parent's Class A common stock representing in each case the fair market value at the date of grant. Options expire ten years after date of grant or 90 days after termination of employment and vest ratably at 33% or 25% on each of the first three or four anniversaries of the grant date, respectively, depending on the date of grant.

     Certain executives of the Company participate in the Parent's Executive Deferral Plan under which a portion of their annual compensation may be deferred. The plan guarantees each executive a minimum annual return of 10% for deferred amounts up to $20,000 annually through 1994. Effective April 1, 1994, all subsequent deferred amounts and previous annual amounts in excess of $20,000 have no guaranteed rate of return. Compensation charged to operations and deferred under the plan totaled $20,000, $20,000 and $20,000 for 1994, 1995 and 1996, respectively.

7.  COMMITMENTS AND CONTINGENCIES

     In November 1994 Odetics and the Company initiated litigation related to cancellation of purchase orders for ATL Product's DataLibrary and DataTower products by E-Systems, Inc. In February 1995, E-Systems countersued Odetics and the Company. In May 1996, the parties entered into a settlement agreement under which, among other things, E-Systems agreed to pay $6,160,000 in settlement of the litigation, and all claims asserted by the parties were released and the litigation dismissed. In addition, the parties agreed to an equitable disposition of disputed inventory and entered into a five year service agreement for Odetics to assume the responsibility to service units that had been sold to E-Systems at agreed upon prices. The Company has not recorded any material gain or loss based on the terms of the settlement agreement.

     The Company and its Parent are co-borrower and cross-guarantor under loan agreement with the Parent's banks. The maximum credit facility is $17.0 million of which $10.7 million was outstanding at March 31, 1996 ($9.1 million (unaudited) at September 30, 1996).

8.  SEGMENT AND SIGNIFICANT CUSTOMER AND SUPPLIER INFORMATION

     The Company operates in one industry segment in which it designs, develops, manufactures and markets products for specialized information automation applications. The Company's principal products include magnetic tape cartridge and cassette handling systems for automated tape library systems used in computer mass data storage applications.

     The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations and within amounts provided through the allowances for doubtful accounts. to major customers in 1994, 1995 and 1996, and the related accounts receivable balances at March 31, 1996 are as follows:

                             SALES
             -------------------------------------     RECEIVABLE BALANCE
CUSTOMER       1994          1995          1996        AT MARCH 31, 1996
--------     ---------     ---------     ---------     ------------------
   A         1,950,000     4,439,000     4,819,000          1,570,000
   B         6,183,000     6,521,000            --          2,299,000
   C         3,372,000            --            --                 --

     No other customer represented more than 10% of the Company's annual sales.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     An integral component of the Company's products is a data library tape drive that is available from a single supplier. Demand for the supplier tape drives is high and it is possible that in the near term the supply of tape drives could be disrupted. Any disruption of the supply of tape drives would cause delays in production that may be detrimental to the Company's financial performance.

     Export sales to all foreign customers, other than to OEL (Note 2), principally in Canada and Australia, were approximately $22,000, $811,000 and $1,389,000 during 1994, 1995 and 1996, respectively.

9.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                 SIX MONTHS ENDED
                                                   YEAR ENDED MARCH 31,           SEPTEMBER 30,
                                               -----------------------------    ------------------
                                                1994       1995       1996       1995       1996
                                               -------    -------    -------    -------    -------
                                                      (IN THOUSANDS)               (UNAUDITED)
Net cash provided by (used in) changes in
  operating assets and liabilities:
  (Increase) decrease in accounts
     receivable..............................  $(1,988)   $   (10)   $(5,827)   $(1,136)   $ 2,089
  (Increase) in inventories..................   (2,494)    (1,256)      (353)      (527)    (2,320)
  (Increase) decrease in prepaid expenses and
     other assets............................      (40)       (17)        41         62        (15)
  Increase (decrease) in accounts payable and
     accrued expenses........................    1,179       (365)     3,380        838      1,397
                                                ------     ------     ------     ------     ------
Net cash provided by (used in) changes in
  operating assets and liabilities...........  $(3,343)   $(1,648)   $(2,759)   $  (763)   $ 1,151
                                                ======     ======     ======     ======     ======

10.  SUBSEQUENT EVENTS

     On December 19, 1996, the Company was reincorporated as a Delaware corporation and effected a recapitalization in which two classes of common stock were authorized, consisting of 45,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock, and each share of the Company's no par common stock was recapitalized into 8,005 shares of Class A common stock, par value $.0001 per share. All share and per share information included in the accompanying financial statements has been restated to reflect the reincorporation and the stock split. Class A and Class B common stock are identical in all respects except voting rights. The Class A common stock has one vote per share while Class B common stock has .05 of one vote per share.

     The Company's Board of Directors and its Parent have adopted and approved the ATL Products, Inc. 1996 Stock Incentive Plan (the Plan), authorized 2,000,000 shares of the Company's Class B common stock for issuance under the Plan, and granted thereunder options to purchase 879,000 shares of Class B common stock at an exercise price of $5.00 per share. Under terms of the Plan, eligible key employees, directors and consultants can receive options to purchase shares of the Company's common stock at prices not less than 100% for incentive stock options and not less than 85% for nonqualified stock options of the fair value on the date of grant as determined by the Board of Directors. Stock options granted under the Plan may be exercisable over a maximum term of ten years from the date of grant. The options granted on December 19, 1996 vest over a three year period, and none are exercisable as of December 19, 1996.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholder and Board of Directors
ATL Products, Inc.

     We have audited the accompanying statement of income of ATL Customer Service (a subdivision of Odetics, Inc.[Parent]) for the year ended March 31, 1996. This statement of income is the responsibility of ATL Customer Service's management. Our responsibility is to express an opinion on this statement of income based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of income is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of income. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of income presentation. We believe that our audit provides a reasonable basis for our opinion.

     As more fully described in Note 3, the Company has material transactions with its Parent and affiliates.

     In our opinion, the statement of income referred to above presents fairly, in all material respects, the results of operations of ATL Customer Service for the year ended March 31, 1996, in conformity with generally accepted accounting principles.

                                                  /s/ ERNST & YOUNG LLP

Orange County, California
December 6, 1996

                              ATL CUSTOMER SERVICE
                        (A SUBDIVISION OF ODETICS, INC.)

                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)





                                                                           YEAR       SIX MONTHS
                                                                           ENDED         ENDED
                                                                         MARCH 31,   SEPTEMBER 30,
                                                                           1996          1996
                                                                         ---------   -------------
                                                                                      (UNAUDITED)
Net service revenue..................................................     $ 4,615       $ 2,854
Cost of services.....................................................       3,181         1,138
                                                                           ------        ------
Gross profit.........................................................       1,434         1,716
Expenses:
  Sales and marketing................................................          71            49
  General and administrative.........................................         621           267
  Charges allocated by Parent........................................         602           185
                                                                           ------        ------
Income before income taxes...........................................         140         1,215
Income taxes.........................................................          53           486
                                                                           ------        ------
Net income...........................................................     $    87       $   729
                                                                           ======        ======

                            See accompanying notes.

                              ATL CUSTOMER SERVICE
                        (A SUBDIVISION OF ODETICS, INC.)

                         NOTES TO STATEMENTS OF INCOME
                           YEAR ENDED MARCH 31, 1996

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     Effective November 30, 1996, ATL Products, Inc. (ATL) purchased from Odetics, Inc. (the Parent), the net assets of ATL Customer Service (ACS), a subdivision of Odetics Customer Service, which in turn is a division of Odetics. ACS provides third-party on-site computer maintenance services for the Parent as well as maintenance and support services for ATL. The Division's principal customers include the U.S. Department of Defense, FMC Corporation, General Dynamics Corporation and Northrop Corporation.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include allowance for doubtful accounts and inventory reserves.

  Revenue Recognition

     Revenue under service contracts is recorded over the term of the contract. Service revenue and related cost of services are recognized at the date of service. Revenue is recognized from sales of service parts and stock when shipments are made.

  Inventory Valuation

     Inventories of service parts and stock are stated at the lower of cost (first-in, first-out) or market.

  Depreciation

     Equipment is depreciated principally by the declining balance method over its estimated useful lives (four to eight years).

  Advertising Expenses

     Advertising expenses of $34,000 for the year ended March 31, 1996 are expensed as incurred.

3.  TRANSACTIONS WITH ATL AND PARENT

     ACS assumed certain warranty liabilities of ATL totaling $325,000 during the year ended March 31, 1996. ACS also purchased service parts and stock from ATL totaling $1,118,000 and $514,000 (unaudited), for the year ended March 31, 1996 and the six months ended September 30, 1996, respectively.

     The Parent charges ACS for certain corporate general and administrative functions performed by the Parent. These services include, but are not limited to, administrative of associate incentive programs, marketing, facilities, legal, payroll and other general administrative services. Charges are allocated to ACS based on actual amounts incurred on behalf of ACS or agreed upon amounts or percentages.

4.  INCOME TAXES

     ACS is included in the consolidated tax return filed by the Parent. The provision for income taxes has been calculated as if ACS filed its own tax return on a separate return basis and includes the effects of changes during the period in deferred income tax assets and liabilities.

                               ATL PRODUCTS, INC.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     In connection with this offering of the Company's Class A common stock, the Company assumed responsibility for the sale of its products in Europe effective July 1, 1996 by establishing its own wholly owned subsidiary, and, effective December 31, 1996, will acquire at book value that portion of Odetics' business previously conducted by ATL Customer Service (ACS) that provides worldwide service and support for the Company's products. Prior to such effective dates these businesses were conducted by ACS, and the Company sold systems and spare parts to ACS at intercompany transfer prices.

     The following unaudited pro forma consolidated balance sheet of the Company as of September 30, 1996 is presented as if the Company had purchased ACS at that date.

     The following unaudited pro forma consolidated statements of income for the six months ended September 30, 1996 and for the year ended March 31, 1996 have been prepared as if (1) the Company had formed ATL Products Limited (APL) at the beginning of each period presented and processed all European sales through that subsidiary, and (2) the Company had purchased ACS at the beginning of each of the periods presented.

     The information with respect to the Company in the following unaudited pro forma statements has been derived from the consolidated financial statements of the Company appearing elsewhere in this Prospectus. The information with respect to the statement of income of ACS has been derived from the financial statements of ACS, also included elsewhere in this Prospectus. The information with respect to the balance sheet of ACS has been derived from the unaudited balance sheet of ACS as of September 30, 1996. The information with respect to the statement of income for APL has been derived from the unaudited income statement of Odetics Europe, Ltd. for the three months ended June 30, 1996 and for the year ended March 31, 1996. The pro forma adjustments necessary to present fairly the Company's pro forma results of operations and financial position and are based on available information and certain assumptions considered reasonable in the circumstances.

     The pro forma consolidated financial information should be read in conjunction with the historical consolidated financial statements of the Company and notes thereto and management's discussion thereof contained elsewhere in this Prospectus. The pro forma operating results are not necessarily indicative of actual operating results that would have occurred had the transactions occurred as of the beginning of the period indicated, nor do they purport to indicate the results of operations as of any future date or period.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                               SEPTEMBER 30, 1996

                                                         ATL           ATL
                                                    PRODUCTS, INC.   CUSTOMER    PRO FORMA     PRO FORMA
                                                      HISTORICAL     SERVICE    ADJUSTMENTS   CONSOLIDATED
                                                    --------------   --------   ------------  ------------
ASSETS
Current assets:
  Cash............................................     $      1                                 $      1
  Trade accounts receivable.......................        7,226       $1,258                       8,484
  Inventories.....................................        6,957        1,447                       8,404
  Prepaid expenses and other......................           77           14                          91
                                                        -------       ------         -------     -------
          Total current assets....................       14,261        2,719                      16,980
Leasehold improvements and equipment:
  Equipment.......................................        3,312                                    3,312
  Allowances for depreciation.....................       (1,628)                                  (1,628)
                                                        -------       ------         -------     -------
                                                          1,684                                    1,684
                                                        -------       ------         -------     -------
          Total Assets............................       15,945        2,719                      18,664
                                                        =======       ======         =======     =======
LIABILITIES AND NET CAPITAL DEFICIENCY
Current liabilities:
  Trade accounts payable..........................        4,187                                    4,187
  Accrued payroll and related.....................          731           98                         829
  Income taxes payable............................        1,023                                    1,023
  Other accrued expenses..........................          555           63                         618
  Payable to Parent...............................       18,028        2,558                      20,586
                                                        -------       ------         -------     -------
          Total current liabilities...............       24,524        2,719                      27,243
Net capital deficiency
  Common stock....................................            1                                        1
  Additional paid in capital......................        1,009                                    1,009
  Accumulated deficit.............................       (9,589)                                  (9,589)
                                                        -------       ------         -------     -------
Net capital deficiency............................       (8,579)                                  (8,579)
                                                        -------       ------         -------     -------
Total liabilities and net capital deficiency......     $ 15,945       $2,719                    $ 18,664
                                                        =======       ======         =======     =======

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                  FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996

                                             ATL           ATL        ATL        PRO FORMA
                                        PRODUCTS, INC.   EUROPEAN   CUSTOMER    ADJUSTMENTS         PRO FORMA
                                          HISTORICAL    OPERATIONS  SERVICE   AND ELIMINATIONS     CONSOLIDATED
                                        --------------  ----------  --------  ----------------     ------------
Net sales..............................    $ 23,649       $2,003     $2,854       $ (1,466)(1)       $ 27,040
Cost of sales..........................      14,968        1,500      1,138         (1,466)(1)         16,140
                                        --------------  ----------  --------  ----------------     ------------
Gross profit...........................       8,681          503      1,716                            10,900
Expenses:
  Research and development.............       1,695                                                     1,695
  Sales and marketing..................       2,515          265         49                             2,829
  General and administrative...........         546           50        267                               863
  Charges allocated by parent..........         551                     185                               736
                                        --------------  ----------  --------  ----------------     ------------
Income from operations.................       3,374          188      1,215                             4,777
Interest charges allocated by parent...         817                                    112(2)             929
                                        --------------  ----------  --------  ----------------     ------------
Income before income taxes.............       2,557          188      1,215           (112)             3,848
Income taxes...........................       1,023           75        486            (45)(3)          1,539
                                        --------------  ----------  --------  ----------------     ------------
Net income.............................    $  1,534       $  113     $  729       $    (67)          $  2,309
                                         ==========     ========    =======   ============          =========
Net income per share...................    $    .18                                                  $    .27
                                         ==========                                                 =========
Shares used in computation of income
  per share............................       8,484                                                     8,484
                                         ==========                                                 =========

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                       FOR THE YEAR ENDED MARCH 31, 1996

                                                 ATL           ATL        ATL
                                            PRODUCTS, INC.   EUROPEAN   CUSTOMER   PRO FORMA       PRO FORMA
                                              HISTORICAL    OPERATIONS  SERVICE   ADJUSTMENTS     CONSOLIDATED
                                            --------------  ----------  --------  -----------     ------------
Net sales..................................    $ 23,936       $6,719     $4,615     $(5,860)(1)     $ 29,410
Cost of sales..............................      16,201        5,263      3,181      (5,784)(1)       18,861
                                            --------------  ----------  --------  -----------     ------------
Gross profit...............................       7,735        1,456      1,434         (76)          10,549
Expenses:
  Research and development.................       1,731                                                1,731
  Sales and marketing......................       2,648          999         71                        3,718
  General and administrative...............         677          116        621                        1,414
  Charges allocated by parent..............         933                     602                        1,535
  Nonrecurring charge......................       1,392                                                1,392
                                            --------------  ----------  --------  -----------     ------------
Income from operations.....................         354          341        140         (76)             759
Interest charges allocated by parent.......       1,629                                 231(2)         1,860
                                            --------------  ----------  --------  -----------     ------------
Income before income taxes.................      (1,275)         341        140        (307)          (1,101)
Income taxes...............................           0           86         53            (3)           139
                                            --------------  ----------  --------  -----------     ------------
Net income (loss)..........................    $ (1,275)      $  255     $   87     $  (307)        $ (1,240)
                                             ==========     ========    =======   =========        =========
Net income (loss) per share................    $   (.15)                                            $   (.15)
                                             ==========                                            =========
Shares used in computation of income (loss)
  per share................................       8,484                                                8,484
                                             ==========                                            =========

                            See accompanying notes.

                               ATL PRODUCTS, INC.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(1) Represents the elimination of sales and related intercompany profit on sales from the Company to Odetics, for the year ended March 31, 1996 and the six months ended September 30, 1996. Those sales were made at intercompany prices established by agreement between the Company and Odetics.

(2) Represents interest on increased payable to Parent balance resulting from of acquisition of the net assets of service activities from Odetics calculated in accordance with the cash management agreement between the Company and Odetics.

(3) Represents the tax benefit of the pro forma adjustments recorded above. No benefit is reflected for the year ended March 31, 1996 because of the Company's overall loss position.

------------------------------------------------------
------------------------------------------------------
  No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.
                          ----------------------------
                               TABLE OF CONTENTS
                          ----------------------------

                                       Page
                                       ----
Prospectus Summary...................    3
Risk Factors.........................    6
Use of Proceeds......................   15
Dividend Policy......................   15
Capitalization.......................   16
Dilution.............................   17
Pro Forma Selected Consolidated
  Financial Data.....................   18
Selected Consolidated Financial
  Data...............................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   20
Business.............................   29
Management...........................   40
Relationship between the Company and
  Odetics............................   48
Principal Stockholder................   51
Description of Securities............   52
Shares Eligible for Future Sale......   54
Underwriting.........................   55
Legal Matters........................   56
Experts..............................   56
Additional Information...............   56
Index to Consolidated Financial
  Statements.........................  F-1

                          ----------------------------
  Until             , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                1,650,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                             MONTGOMERY SECURITIES

                                CRUTTENDEN ROTH
                                 INCORPORATED

                                           , 1997

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee. All of the expenses below will be paid by the Registrant.

                                       ITEM                                      AMOUNT
    --------------------------------------------------------------------------  --------
    Registration fee..........................................................  $  6,891
    NASD filing fee...........................................................     2,774
    Nasdaq National Market listing (entry) fee................................     *
    Blue Sky fees and expenses................................................     *
    Printing and engraving expenses...........................................     *
    Legal fees and expenses...................................................     *
    Accounting fees and expenses..............................................     *
    Transfer Agent and Registrar fees.........................................     *
    Directors and officers insurance..........................................     *
    Miscellaneous.............................................................     *
                                                                                --------
              Total...........................................................  $575,000
                                                                                ========

---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. The Registrant's Bylaws (Exhibit 3.3 hereto) provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Delaware law. The Bylaws require the Registrant, subject to certain limitations, to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the directors and officers to repay such advances if it is ultimately determined that the directors or officers are not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant believes that indemnification under its Bylaws covers at least negligence and gross negligence.

     In addition, the Registrant's Certificate of Incorporation (the "Certificate") (Exhibit 3.1 hereto) provides that the Registrant shall indemnify its directors and officers if such persons acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and (iii) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The Certificate also provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. This provision in the Certificate does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Certificate further provides that the Registrant be authorized to indemnify its directors and officers to the fullest extent permitted by law through the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Registrant intends to obtain directors' and officers' liability insurance in connection with this Offering.

     In addition, the Registrant has entered or, concurrently with this Offering, will enter, into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate and Bylaws. These agreements will, among other things, indemnify the Registrant's directors and certain of its officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Registrant, on account of services by that person as a director or officer of the Registrant or as a director or officer of any subsidiary of the Registrant, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Registrant.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant, its officers and directors and by the Registrant of the Underwriter, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since December 1996, the Registrant has sold and issued the following unregistered securities:

          1. In December 1996, the Registrant granted nonstatutory stock options to certain employees of the Registrant under its 1996 Stock Incentive Plan covering an aggregate of 879,000 shares of the Registrant's Class B Common Stock, at a weighted average exercise price of $5.00 per share. These options vest over a three year period commencing two years following the date of grant. All of such options were issued in consideration for employment services rendered to the Registrant. None of the optionees paid any cash consideration for these options. The sale and issue of these securities was deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contract relating to compensation, as provided by Rule 701.

          2. In December 1996, the Registrant effected a reincorporation in Delaware which included a recapitalization in which two classes of Common Stock were authorized, and each share of the Registrant's no par Common Stock was exchanged for 8,005 shares of Common Stock, par value $.0001 per share. Such issuance was exempt from registration under Section 2(3) of the Securities Act on the basis that such transaction did not involve a "sale" of securities.

     There were no underwriters, brokers or finders employed in connection with any of the transactions set forth above.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

     The following Exhibits are attached hereto and incorporated herein by reference.

EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
 1.1     Form of Underwriting Agreement.*
 3.1     Certificate of Incorporation of the Registrant as filed with the Delaware Secretary of State on December 19, 1996.
 3.2     Certificate of Merger of the Registrant as filed with the Delaware Secretary of
         State on December 19, 1996.
 3.3     Bylaws of the Registrant.
 4.1     Specimen certificate representing shares of Common Stock of the Registrant.*
 4.2     1996 Stock Incentive Plan.
 5.1     Form of Opinion of Brobeck, Phleger & Harrison LLP.*
10.1     Form of Indemnification Agreement.
10.2     Real Property lease, dated October 9, 1996, by and between Thomas M. Zapara and
         Violet J. Zapara, Trustees of the Zapara Family Trust U/D/T dated December 7, 1995 and Registrant, a wholly owned subsidiary of Odetics, Inc.*
10.3     Form of Separation and Distribution Agreement between the Registrant and Odetics.
10.4     Form of Tax Allocation Agreement between the Registrant and Odetics.*
10.5     Form of Services Agreement between the Registrant and Odetics.
10.6     Form of Value Added Reseller Agreement.
10.7     Form of International Value Added Reseller Agreement.
10.8     Technical Support Agreement between Technology Service Solutions and Odetics,
         Incorporated.*
10.9     Quantum Tape Library OEM Purchase Agreement, dated as of August 28, 1996, between
         Quantum Corporation and Registrant.*
10.10    Veritas Software License Agreement, dated as of November 8, 1996, between Veritas
         Software Corporation and Registrant.*
11.1     Statement Regarding Computation of Earnings Per Share.
23.1     Consent of Independent Auditors.
23.2     Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit 5.1).
24.1     Power of Attorney.
27.1     Financial Data Schedules

---------------
* to be filed by amendment

  (b) Financial Statement Schedules

  SCHEDULE
------------
Schedule II   Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted as to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective;

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to provide the underwriters at the closing as specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of
Anaheim, State of California, on the      day of December, 1996.

                                          ATL PRODUCTS, INC.

                                          By:

                                          --------------------------------------
                                              Kevin C. Daly, Ph.D.
                                              Chief Executive Officer, President
                                            and Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kevin C. Daly, Ph.D. and Gregory A. Miner, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, or any related registration statement filed pursuant to Rule 462(f) under the Securities Exchange Act of 1934, as amended, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby, ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

            SIGNATURE                              TITLE                         DATE
---------------------------------    ---------------------------------    ------------------
---------------------------------
                                     Director, Chief Executive            December  , 1996
                                     Officer,
Kevin C. Daly, Ph.D.
                                     President and Chairman of the
                                     Board
                                     (principle executive officer)
---------------------------------
                                     Director                             December  , 1996
Joel Slutzky
---------------------------------
                                     Director                             December  , 1996
Crandall Gudmundson
---------------------------------
                                     Chief Financial Officer              December  , 1996
                                     (principal
Gregory A. Miner
                                     financial and accounting officer)

        REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES

Board of Directors
ATL Products, Inc.

     We have audited the financial statements of ATL Products, Inc. as of March 31, 1996 and 1995, and for each of the three years in the period ended March 31, 1996, and have issued our report thereon dated November 20, 1996, except for
Note 10, as to which the date is December 19, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                  /s/ ERNST & YOUNG LLP

Orange County, California
November 20, 1996

                                                                     SCHEDULE II

                               ATL PRODUCTS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                       BALANCE AT     CHARGES TO     CHARGES
                                       BEGINNING      COSTS AND      TO OTHER                    BALANCE AT
                                        OF YEAR        EXPENSES      ACCOUNTS     DEDUCTIONS     END OF YEAR
                                       ----------     ----------     --------     ----------     -----------
YEAR ENDED MARCH 31, 1994
Deducted from assets accounts:
  Allowance for doubtful accounts....    $   --         $   75        $   --         $ --          $    75
  Reserve for inventory
     obsolescence....................        --             63            --           --               63
                                         ------         ------        ------          ---           ------
          Total......................    $   --         $  138        $   --         $ --          $   138
                                         ======         ======        ======          ===           ======
YEAR ENDED MARCH 31, 1995
Deducted from assets accounts:
  Allowance for doubtful accounts....    $   75         $  648        $   --         $ 96          $   627
  Reserve for inventory
     obsolescence....................        63          3,027            --           --            3,090
                                         ------         ------        ------          ---           ------
          Total......................    $  138         $3,675        $   --         $ 96          $ 3,717
                                         ======         ======        ======          ===           ======
YEAR ENDED MARCH 31, 1996
Deducted from assets accounts:
  Allowance for doubtful accounts....    $  627         $   38        $   --         $  3          $   662
  Reserve for inventory
     obsolescence....................     3,090            255            --           --            3,345
                                         ------         ------        ------          ---           ------
          Total......................    $3,717         $  293        $   --         $  3          $ 4,007
                                         ======         ======        ======          ===           ======

---------------

(1) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                   DESCRIPTION                                     PAGE
------   --------------------------------------------------------------------------- ------------
 1.1     Form of Underwriting Agreement*............................................
 3.1     Certificate of Incorporation of the Registrant as filed with the Delaware
         Secretary of State on December 19, 1996....................................
 3.2     Certificate of Merger of the Registrant as filed with the Delaware
         Secretary of State on December 19, 1996....................................
 3.3     Bylaws of the Registrant...................................................
 4.1     Specimen certificate representing shares of Common Stock of the
         Registrant*................................................................
 4.2     1996 Stock Incentive Plan..................................................
 5.1     Form of Opinion of Brobeck, Phleger & Harrison LLP*........................
10.1     Form of Indemnification Agreement..........................................
10.2     Real Property lease, dated October 9, 1996 by and between Thomas M. Zapara and Violet J. Zapara, Trustees of the Zapara Family Trust U/D/T dated
         December 7, 1995 and Registrant, a wholly owned subsidiary of Odetics,
         Inc.*......................................................................
10.3     Form of Separation and Distribution Agreement between the Registrant and
         Odetics....................................................................
10.4     Form of Tax Allocation Agreement between the Registrant and Odetics*.......
10.5     Form of Services Agreement between the Registrant and Odetics..............
10.6     Form of Value Added Reseller Agreement.....................................
10.7     Form of International Value Added Reseller Agreement.......................
10.8     Technical Support Agreement between Technology Service Solutions and
         Odetics, Incorporated*.....................................................
10.9     Quantum Tape Library OEM Purchase Agreement, dated as of August 28, 1996, between Quantum Corporation and Registrant*................................
10.10    Veritas Software License Agreement, dated as of November 8, 1996, between
         Veritas Software Corporation and Registrant*...............................
11.1     Statement Regarding Computation of Earnings Per Share......................
23.1     Consent of Independent Auditors............................................
23.2     Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit 5.1)......
24.1     Power of Attorney..........................................................
27.1     Financial Data Schedules...................................................

---------------
* to be filed by amendment